                                                       File No. 333-23671
                                                       40 Act File No. 811-08103


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust:  NUVEEN UNIT TRUST, SERIES 1

B.   Name of Depositor:    JOHN NUVEEN & CO. INCORPORATED

C.   Complete address of Depositor's principal executive offices:

                                   333 West Wacker Drive
                                   Chicago, Illinois  60606

D.   Name and complete address of agents for service:

                                   JOHN NUVEEN & CO. INCORPORATED
                                   Attention:  Gifford R. Zimmerman
                                   333 West Wacker Drive
                                   Chicago, Illinois  60606

                                   CHAPMAN AND CUTLER
                                   Attention:  Eric F. Fess
                                   111 West Monroe Street
                                   Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

:  : immediately upon filing pursuant to paragraph (b)
----
:  : on (date) pursuant to paragraph (b)
----
:  : 60 days after filing pursuant to paragraph (a)
----
:  : on (date) pursuant to paragraph (a) of rule 485 or 486
----

E. Title and amount of securities being registered: An indefinite number of Units as permitted by Rule 24f-2.

F. Proposed maximum offering price to the public of the securities being registered: Not presently determinable.

G.   Amount of filing fee:  $0.

H. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

:  : Check box if it is proposed that this filing will become effective on
----
:  : ______________ at 1:30 P.M. pursuant to Rule 487.
----

--------------------------------------------------------------------------------

                           NUVEEN UNIT TRUST, SERIES 1

                              CROSS-REFERENCE SHEET

PURSUANT TO RULE 404(c) OF REGULATION CUNDER THE SECURITIES ACT OF 1933

(FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION 1 ASTO PROSPECTUS ON FORM S-6)

FORM N-8B-2                                                      FORM S-6
ITEM NUMBER                                                      HEADING IN PROSPECTUS


     I.   ORGANIZATION AND GENERAL INFORMATION
1.   (a)  Name of trust                                          ) Prospectus Cover Page
     (b)  Title of securities issued                             )
                                                                 )
2.   Name and address of Depositor                               ) Information About The Sponsor
                                                                 )
3.   Name and address of Trustee                                 ) Information About The Sponsor
                                                                 )
4.   Name and address of principal Underwriter                   ) Information About The Sponsor
                                                                 )
5.   Organization of trust                                       ) Nuveen Unit Trusts
                                                                 )
6.   Execution and termination of Trust Agreement                ) Nuveen Unit Trusts
                                                                 ) Information About The Trustee
                                                                 ) Other Information
7.   Changes of Name                                             )
                                                                 )
8.   Fiscal Year                                                 )
                                                                 )
9.   Litigation                                                  )

     II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  General information regarding trust's                       ) Summary of Portfolios.
     securities                                                  ) Composition of Trusts
                                                                 ) Distributions To Unitholders
                                                                 ) Redemption
                                                                 ) Removal of Securities From The Trusts
                                                                 ) Information About The Trustee
                                                                 ) Other Information
                                                                 ) Tax Status
                                                                 )
                                                                 )
11.  Type of securities comprising units                         ) Nuveen Unit Trusts
                                                                 ) Summary Of Portfolios
                                                                 ) Composition Of Trusts
                                                                 ) Objectives Of The Trusts
                                                                 )


12.  Certain information regarding periodic                      )
     payment certificates                                        )         *
                                                                 )

13.  (a)  Loan, fees, expenses, etc.                             ) Essential Information
                                                                 ) Public Offering Price
                                                                 ) Market For Units
                                                                 ) Accrued Interest
                                                                 ) Estimated Long Term Return
                                                                 )  and Estimated Current Return
                                                                 ) Evaluation of Securities at
                                                                 )  the Initial Date Of Deposit
                                                                 ) Trust Operating Expenses
                                                                 ) Distributions To Unitholders
                                                                 ) Summary Of Portfolios
                                                                 ) Reports To Unitholders
                                                                 )
                                                                 )

     (b)  Certain information regarding periodic                 )
            payment certificates                                 )         *
                                                                 )
                                                                 )
     (c)  Certain percentages                                    ) Public Offering Price
                                                                 ) Market For Units
                                                                 ) Estimated Long Term Return
                                                                 )   and Estimated Current Return
                                                                 ) Evaluation of Securities at the
                                                                 ) Initial Date Of Deposit
                                                                 ) Accrued Interest
                                                                 )
                                                                 )
     (d)  Certain other fees, etc. payable                       ) Evaluation of Securities at the Initial Date Of Deposit
           by holders                                            ) Normal Trust Operating Expenses
                                                                 ) Ownership and Transfer of Units
                                                                 )
     (e)  Certain profits received by depositor,                 ) Composition Of Trusts
           principal underwriter, trustee or                     ) Purchase of Units by the Sponsor
           affiliated persons                                    )
                                                                 )
     (f)  Ratio of annual charges to income                      )         *
                                                                 )
14.  Issuance of trust's securities                              ) Summary Of Portfolios
                                                                 ) Distributions To Unitholders
                                                                 ) How Certificates Are Issued
                                                                 ) Redemption
                                                                 )
15.  Receipt and handling of payments                            )         *
      from purchasers                                            )


                                        2


16. Acquisition and Disposition of                               ) Nuveen Unit Trusts
     Underlying Securities                                       ) Summary Of Portfolios
                                                                 ) Composition Of Trusts
                                                                 ) Redemption
                                                                 ) Removal of Securities from the Trusts
                                                                 ) Other Information
                                                                 )
17.  Withdrawal or redemption                                    ) Market For Units
                                                                 ) Redemption
                                                                 ) Purchase of Units by the Sponsor
                                                                 )
18.  (a)  Receipt and disposition of income                      ) Summary Of Portfolios
                                                                 ) Distributions to Unitholders
                                                                 ) Reports to Unitholders
                                                                 )
     (b)  Reinvestment of distributions                          ) Accumulation Plan
                                                                 )
     (c)  Reserves or special funds                              ) Summary Of Portfolios
                                                                 ) Distributions to Unitholders
                                                                 )
     (d)  Schedule of distributions                              )         *
19.  Records, accounts and reports                               ) Distributions to Unitholders
                                                                 ) Reports to Unitholders
                                                                 )
20.  Certain miscellaneous provisions of Trust Agreement         ) Information About the Trustee
                                                                 ) Information About the Sponsor
                                                                 ) Other Information
                                                                 )
21.  Loans to security holders                                   )         *
                                                                 )
22.  Limitations on liability                                    ) Summary of Portfolios
                                                                 ) Composition of Trusts
                                                                 ) Information About the Trustee
                                                                 )
23.  Bond arrangements                                           )         *
                                                                 )
24.  Other material provisions of Trust Agreement                )         *
                                                                 )

     III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of Depositor                                   ) Information About the Sponsor
                                                                 )
26.  Fees received by Depositor                                  )         *
                                                                 )
27.  Business of Depositor                                       ) Information About the Sponsor
                                                                 )
28.  Certain information as to officials and                     )         *
       affiliated persons of Depositor                           )
                                                                 )
29.  Voting Securities of Depositor                              ) Information About the Sponsor

                                         3



30.  Persons controlling Depositor                               )
                                                                 )
31.  Payments by Depositor for certain services                  )
      rendered to trust                                          )
                                                                 )
32.  Payments by Depositor for certain other services            )         *
      rendered to trust                                          )

33.  Remuneration of employees of Depositor for certain          )
      services rendered to trust                                 )
                                                                 )
34.  Remuneration of other persons for certain services          )
      rendered to trust                                          )
                                                                 )
     IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES
                                                                 )
35.  Distribution of trust's securities by states                )         *
                                                                 )
36.  Suspension of sales of trust's securities                   )
                                                                 )
37.  Revocation of authority to distribute                       )
                                                                 )
38.  (a)  Method of distribution                                 )
                                                                 )
     (b)  Underwriting agreements                                ) Distribution of Units to the Public
                                                                 )
     (c)  Selling agreement                                      )
                                                                 )
39.  (a)  Organization of principal underwriter                  ) Information About the Sponsor

     (b)  NASD membership of principal underwriter               )
                                                                 )
40.  Certain fees received by principal underwriter              )         *
                                                                 )
41.  (a)  Business of principal underwriter                      )
                                                                 )
     (b)  Branch offices of principal underwriter                )         *
                                                                 )
     (c)  Salesmen of principal underwriter                      )
                                                                 )
42.  Ownership of trust's securities by certain persons          )         *
                                                                 )
43.  Certain brokerage commissions received                      )         *
      by principal underwriter                                   )

                                        4


44.  (a)  Method of valuation                                    ) Essential Information
                                                                 ) Public Offering Price
                                                                 ) Evaluation of Securities at the Date Of Deposit
                                                                 ) Trust Operating Expenses
                                                                 )
     (b)  Schedule as to offering price                          )         *
                                                                 )
     (c)  Variation in offering price to certain persons         ) Public Offering Price
                                                                 ) Accrued Interest
                                                                 ) Evaluation of Securities at the Date Of Deposit
                                                                 )
45.  Suspension of redemption rights                             )         *
                                                                 )
46.  (a)  Redemption valuation                                   ) Unit Value And Evaluation
                                                                 ) Redemption Without Charge
                                                                 ) Purchase of Units by the Sponsor
                                                                 )
     (b)  Schedule as to redemption price                        )         *
                                                                 )
47.  Maintenance of position in underlying securities            ) Public Offering Price
                                                                 ) Purchase of Units by the Sponsor
                                                                 )
     V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
                                                                 )
48.  Organization and regulation of Trustee                      ) Information About the Trustee
                                                                 )
49.  Fees and expenses of Trustee                                ) Essential Information
                                                                 ) Trust Operating Expenses
                                                                 )
50.  Trustee's lien                                              ) Trust Operating Expenses
                                                                 ) Distributions to Unitholders
                                                                 )
     VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
                                                                 )
51.  Insurance of holders of trust's securities                  )         *
                                                                 )

                                        5


     VII. POLICY OF REGISTRANT
52.  (a)  Provisions of trust agreement with respect to          ) Trust Operating Expenses
           selection or elimination of underlying securities     ) Redemption
                                                                 ) Removal of Securities from the Trusts
                                                                 )
     (b)  Transactions involving elimination of underlying       )         *
           securities                                            )
                                                                 )
     (c)  Policy regarding substitution elimination of           ) Summary Of Portfolios
            underlying or securities                             ) Composition Of Trusts
                                                                 ) Removal of Securities
                                                                 )
     (d)  Fundamental policy not otherwise covered               )         *
                                                                 )
53.  Tax status of trust                                         ) Tax Status
                                                                 )
     VIII. FINANCIAL AND STATISTICAL INFORMATION
                                                                 )
54.  Trust's securities during last ten years                    )         *
                                                                 )
55.                                                              )
                                                                 )
56.  Certain information regarding periodic                      )         *
       payment certificate                                       )
                                                                 )
57.                                                              )
                                                                 )
58.                                                              )
                                                                 )

_______________________
*Inapplicable, omitted, answer negative or not required.

                       CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          INSURER/POLICY NO.                                AMOUNT

          United Pacific Insurance Co.
          Reliance Insurance Company                        $10,000,000
          B 74 92 20

          Aetna Casualty and Surety
          08 F10618BCA                                      $10,000,000

          St. Paul Insurance Co.
          400 HC 1051                                       $ 6,000,000

B. This amendment of Registration Statement comprises the following papers and documents:

                                 The facing sheet

                                  The Prospectus

                                  The signatures

                          Consents of Independent Public
                       Accountants and Counsel as indicated

                           Exhibits as listed on page S-5

C.  Explanatory Note


     This Amendment No. 2 to the Registration Statement contains multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be indentical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  Undertakings

     1. With the exception of the information included in the appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

     2. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trust, Series 1 has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 29th day of May, 1997.

                                             NUVEEN UNIT TRUST, SERIES 1
                                                      (Registrant)

                                             BY JOHN NUVEEN & CO. INCORPORATED
                                                      (Depositor)


                                             By  Thomas C. Muntz
                                               -------------------------------
                                                      Vice President


                                             Attest Morrison C. Warren
                                                    --------------------------
                                                      Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

SIGNATURE                     TITLE*                                 DATE

Timothy R. Schwertfeger       Chairman, Board of Directors        )
                              Chief Executive Officer             )
                              and Director                        )
                                                                  )
Anthony T. Dean               President, Chief Operating          ) Larry W. Martin
                              Officer and Director                ) ------------
                                                                  ) Larry W. Martin
                                                                  ) Attorney-in-Fact**
                                                                  )
                                                                  ) May 29, 1997
John P. Amboian               Chief Financial Officer and         )
                              Executive Vice President            )
                                                                  )
O. Walter Renfftlen           Vice President and Controller       )
                              (Principal Accounting Officer)      )
                                                                  )
                                                                  )

_______________________
* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The powers of attorney for Messrs. Amboian, Renfftlen, Dean and Schwertfeger were filed as Exhibit 6 to Form N-8B-2 (File No. 811-08103).

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registration Statement.

                          CONSENT OF CHAPMAN AND CUTLER

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

      CONSENT OF STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES

The consent of Standard & Poor's Ratings Group to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.1 to the Registration Statement.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 3.4 to the Registration Statement.

                                LIST OF EXHIBITS

1.1(a) Copy of Standard Terms and Conditions of Trust between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee.

1.1(b)       Trust Indenture and Agreement.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a) on pages 2 to 8, inclusive, and incorporated herein by reference).

3.1          Opinion of counsel as to legality of securities being registered.

3.2(a)-(b)   Opinion of counsel as to Federal income tax status of securities being registered.

3.3(a)-(c)   Opinion of counsel as to legality of securities being registered.

3.4(a)-(c)   Opinion of counsel as to New York income tax status of securities being registered.

4.1          Consent of Standard & Poor's, a division of The McGraw-Hill
             Companies.

4.2          Consent of Kenny S&P Evaluation Services.

4.4          Consent of Arthur Andersen LLP.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Form S-6 [File No. 33-62325] filed on September 7, 1995 on behalf of Nuveen Tax-Free Unit Trust, Series 823).

NUVEEN                Nuveen U.S.
Unit Trusts           Treasury Trust,
                      Series 1
                      (Short-Term)

                      CUSIP: 67090E
                      109-MONTHLY
                      CUSIP: 67090E
                      117-QUARTERLY
                      CUSIP: 67090E
                      125-SEMI-ANNUAL
PROSPECTUS PART A DATED MAY 29, 1997


A NUVEEN UNIT TRUST WITH AN AVERAGE DOLLAR-WEIGHTED MATURITY OF 2.7 YEARS FOR INDIVIDUAL INVESTORS SEEKING CURRENT INTEREST INCOME CONSISTENT WITH PRESERVATION OF CAPITAL AND INVESTMENT FLEXIBILITY PROVIDED BY A LADDERED PORTFOLIO OF U.S. TREASURY OBLIGATIONS.

Overview

The trust listed above (the "Trust") is a unit investment trust designed to provide current interest income consistent with preservation of capital and investment flexibility. The Trust consists of a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States Government. The Trust also passes through to Unitholders in all states the exemption from state and local personal income taxes afforded to direct owners of U.S. Treasury Obligations. In addition, the Trust is also available to non-resident aliens, and the income from the Trust, provided certain conditions are met, will be exempt from withholding for U.S. federal income tax for such foreign investors.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE FIXED INCOME TRUST PROSPECTUS -- PART B WHICH IS DATED MAY 29, 1997.


UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC OR ANY OTHER FEDERAL AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


 Contents

  1 OVERVIEW                                          5 INVESTING IN THE TRUST

  2 TRUST SUMMARY AND FINANCIAL HIGHLIGHTS            5 Sales Charges

  2 Essential Information                             5 Dealer Concessions

  3 Expense Information                               5 GENERAL INFORMATION

  4 TRUST STRATEGIES                                  5 Optional Features

  4 Investment Objective                              5 The Sponsor

  4 How the Trust Selects Investments                 6 SCHEDULE OF INVESTMENTS

  4 RISK FACTORS                                      7 STATEMENT OF CONDITION

  4 DISTRIBUTIONS AND TAXES                           8 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  4 Interest and Principal Distributions

  5 Tax Status


                                     ------

Nuveen U.S. Treasury Trust, Series 1 (Short-Term)

-------------------------------------------------
                             ESSENTIAL INFORMATION


           TRUST SUMMARY AND FINANCIAL HIGHLIGHTS as of May 28, 1997



Initial Date of Deposit:                                            May 29, 1997

Principal Amount of Securities:                                       $1,500,000

Principal Amount (Par Value) of Securities per Unit(1)______________________$100



Number of Units:                                                          15,000

Fractional Undivided Interest per Unit:                                 1/15,000

--------------------------------------------------------------------------------


ESTIMATED RETURNS (2)

----------------------------------------------

                                       CURRENT      LONG-TERM
                                       RETURN        RETURN
----------------------------------------------------------
Monthly                                    5.47%         5.55%
Quarterly                                  5.51%         5.58%
Semi-Annual                                5.53%         5.60%

----------------------------------------------


PUBLIC OFFERING PRICE (3)

Aggregate Offering Price of Securities:                               $1,477,666
Aggregate Offering Price of Securities per Unit: $98.51
  Plus Maximum Sales Charge per Unit:                                      $1.75
Public Offering Price per Unit:                                          $100.26

----------------------------------------------


ESTIMATED ANNUAL INCOME (4)

----------------------------------------------

                                                           SEMI-
                                  MONTHLY    QUARTERLY    ANNUAL
----------------------------------------------------------
Gross Annual Income per Unit:    $  5.7200   $  5.7200   $  5.7200
  Less Annual Expense per Unit:  $   .2332   $   .1972   $   .1777
Net Annual Income per Unit:      $  5.4868   $  5.5228   $  5.5423

----------------------------------------------

----------------------------------------------


MATURITY (5)


Mandatory Termination Date: February 15, 2001

Dollar-Weighted Average Maturity: 2.7 years


The Trust is composed of a laddered portfolio of U.S. Treasury Obligations that mature from February 15, 1999 through February 15, 2001.


----------------------------------------------

CREDIT QUALITY
The U.S. Treasury Obligations underlying the Trust are direct obligations of the United States and are backed by its full faith and credit, although the Units of the Trust are not so backed. U.S. Treasury Obligations are not rated, but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

----------------------------------------------

RATINGS
Units of the Trust have received a rating of "AAA" by Standard&Poor's. The rating is applicable for the first 13 months following the Initial Date of Deposit.

ESTIMATED CASH FLOWS

The tables below set forth the estimated distributions per Unit of interest and principal to Unitholders under each plan of distribution. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying U.S. Treasury Obligations prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change, actual distributions will vary. There is no guarantee that the principal amount distributed to a Unitholder by the Trust will be equivalent to the investor's original investment.

----------------------------------------------

MONTHLY
                               INTEREST  PRINCIPAL
                              DISTRIBU-  DISTRIBU-
DATES                              TION    TION
---------------------------------------------------
7/15/97                        $0.4876
8/15/97-2/15/99                 0.4572
2/22/99                                     $20.00
3/15/99-8/15/99                 0.3777
8/22/99                                      20.00
9/15/99-2/15/00                 0.2916
2/22/00                                      20.00
3/15/00-8/15/00                 0.1974
8/22/00                                      20.00
9/15/00-1/15/01                 0.0993
2/15/01                         0.0497
2/22/01                                      20.00
QUARTERLY
                               INTEREST   PRINCIPAL
                              DISTRIBU-   DISTRIBU-
DATES                              TION        TION
---------------------------------------------------
7/15/97                        $0.4876
8/15/97                         0.4602
11/15/97-2/15/99                1.3806
2/22/99                                     $20.00
5/15/99-8/15/99                 1.1403
8/22/99                                      20.00
11/15/99-2/15/00                0.8802
2/22/00                                      20.00
5/15/00-8/15/00                 0.5958
8/22/00                                      20.00
11/15/00                        0.2997
2/15/01                         0.2501
2/22/01                                      20.00
SEMI-ANNUAL
                               INTEREST   PRINCIPAL
                              DISTRIBU-   DISTRIBU-
DATES                              TION        TION
---------------------------------------------------
7/15/97                        $0.4876
11/15/97                        1.8468
5/15/98-11/15/98                2.7702
2/22/99                                     $20.00
5/15/99                         2.5290
8/22/99                                      20.00
11/15/99                        2.0268
2/22/00                                      20.00
5/15/00                         1.4814
8/22/00                                      20.00
11/15/00                        0.8982

                                     ------

2/15/01                         0.2519
2/22/01                                      20.00

----------------------------------------------------

                                     ------

--------------------------------------------------------------------------------
                              EXPENSE INFORMATION


SALES CHARGES (MAXIMUM) (6)


As a % of Public Offering Price:                                           1.75%
Amount per $1,000 invested                                                $17.50


ESTIMATED ANNUAL OPERATING EXPENSES (7)

----------------------------------------------


                                                           SEMI-
                                  MONTHLY    QUARTERLY    ANNUAL
----------------------------------------------------------
Trustee's Fee:                   $  1.6599   $  1.2999   $  1.1049
Sponsor's Evaluation Fee:        $    0.17   $    0.17   $    0.17
Organizational Costs (per
  Unit)(8):                      $  .02455   $  .02455   $  .02455
Total Annual Expenses (per
  Unit):                         $   .2332   $   .1972   $   .1777


--------------------------------------------------------------------------------

Notes to Essential Information and Expense Information:

All information provided is as of the day prior to the Initial Date of Deposit and has been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


(1) Because certain of the Securities in the Trust may from time to time be sold or will mature in accordance with these terms, there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.


(2) The actual returns an investor will receive will vary due to the maturity, exchange or sales of Securities, changes in fees and expenses, changes in interest income, the market value of the Securities on the date an investor purchases Units and how long Units are held. See "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus for information concerning how Estimated Returns are calculated.

(3) The Public Offering Price will vary from that shown above due to changes in the prices of the underlying Securities subsequent to the Initial Date of Deposit. In addition to the Public Offering Price, investors must also pay accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). For Units purchased on the Initial Date of Deposit, $.06 per Unit of accrued interest will be added to the Public Offering Price. See "PUBLIC OFFERING PRICE" and "ACCRUED INTEREST" both in Part B of this Prospectus for further information.

(4) The Estimated Income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the Estimated Net Annual Interest Income per Unit provided. The amount of interest to be distributed annually per Unit, will generally change as Securities are redeemed, mature or are sold or as fees and expenses increase or decrease. See "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.


(5) The Mandatory Termination Date coincides with the maturity date of the Security in the Trust's portfolio with the longest stated maturity. The Trust may be terminated prior to the Mandatory Termination Date if all of the Securities are redeemed or sold prior to their maturity dates or if the principal value of the Trust is reduced below 20% of the aggregate principal amount of Securities deposited in the Trust during the primary offering period. See "OTHER INFORMATION -- TERMINATION OF INDENTURE" in Part B of this Prospectus. The Dollar-Weighted Average Maturity of the Securities in the Trust is calculated based upon the stated maturities of the Securities in the Trust (or, with respect to Securities for which funds or securities have been placed in escrow to redeem such Securities on a stated call date, based upon such call date). The Dollar-Weighted Average Maturity may increase or decrease from time to time as Securities mature or are called or sold.



(6) The sales charge is reduced for certain purchasers and for single transactions of at least 5,000 Units or $500,000 (whichever is more favorable to the investor). See "Sales Charges" and "PUBLIC OFFERING PRICE" in Part B of this Prospectus.


(7) The Trustees Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the underlying Securities in the Trust.

(8) The Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs (but not the expenses incurred in the printing of preliminary and final prospectuses, nor the expenses incurred in the preparation and printing of brochures and other advertising materials or any other selling expenses), as is common for mutual funds. See "TRUST OPERATING EXPENSES" in Part B of this Prospectus and "Statement of Condition."

                                     ------

Trust Strategies

INVESTMENT OBJECTIVE


The Trust is designed to provide current interest income consistent with preservation of capital and investment flexibility. There is no assurance that the Trust will achieve its investment objective.


INVESTMENT PHILOSOPHY


The Trust is a non-managed investment vehicle and employs a buy and hold investment strategy. The Trust plans to hold to maturity a laddered portfolio of 8 U.S. Treasury Obligations with varying yields and maturities. The Trust is designed to help protect investors against changing interest rates by seeking to return approximately 20% of the principal amount of the Trust semi-annually, commencing in February 15, 1999.


INVESTOR SUITABILITY

The Trust is a suitable investment for safety-conscious investors seeking:


- Attractive, dependable income exempt from state and local personal income taxes;


- Preserve investment capital over time through owning government-guaranteed U.S. Treasuries;

- Reduced interest rate risk through owning a laddered portfolio;

- Income exempt from U.S. withholding for foreign (non-resident) investors that meet certain conditions;

- Nuveen's professional securities selection;

- Predictable payment of principal.

The Trust is not a suitable investment for individuals seeking to:

- Pursue an aggressive high-growth investment strategy;

- Invest in a long-term investment product.

HOW THE TRUST SELECTS INVESTMENTS


The Trust consists of a portfolio of U.S. Treasury Obligations with differing maturities which have a dollar-weighted average maturity of 2.7 years.


In selecting U.S. Treasury Obligations (the "Securities") for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or discount from par; and (c) the maturities of such obligations. A description of the U.S. Treasury Obligations included in the Trust are set forth in the "Schedule of Investments," below.

Risk Factors

An investment in Units of the Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail. These include the risk that the value of the U.S. Treasury Obligations and the Units will decline with increases in interest rates. Although in recent years interest rates have been relatively stable, the high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future. As such, there is no guarantee that the Trust will achieve its objectives.


Certain of the Securities included in the Trust may be original issue discount securities or "zero coupon" securities, as noted in the "Schedule of Investments." These Securities are subject to greater price fluctuations with changing interest rates and contain additional risks set forth in "RISK FACTORS" in Part B of this Prospectus.


Distributions and Taxes

INTEREST AND PRINCIPAL DISTRIBUTIONS


The Trustee of the Trust (The Chase Manhattan Bank) will collect principal and interest on the Securities as it comes due and hold such amounts for distribution to Unitholders. The amount of the estimated Net Annual Income per Unit under each plan of distribution, as set forth under "Essential Information -- Estimated Annual Income" assumes that all of the Securities are delivered to the Trust. See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus. The amount of each Interest Distribution on a per Unit basis under each plan of distribution will decrease as the underlying Securities mature or are sold. Interest income does not include accretion of original issue discount on "zero coupon" Securities. See "RISK FACTORS" in Part B of this Prospectus. Distributions of income will be paid by the Trustee under each plan of distribution to Unitholders on the respective Distribution Dates to Unitholders of record on the applicable Record Dates as set forth under "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus. Distributions of principal will be paid within five business days after a Security matures to Unitholders of record on such maturity date.


                                     ------

There is no guarantee that the principal amount distributed to a Unitholder by the Trust will be equivalent to the investor's original investment.


The amount of interest you will receive on an annual basis will be reduced by the expenses of the Trust and will generally change as Securities mature or are sold or as fees and expenses increase or decrease.

TAX STATUS

The Trust passes through to Unitholders in all states the exemption from state and local personal income taxes afforded to direct owners of U.S. Treasury Obligations. In addition, for non-resident aliens, income from the Trust will be exempt from withholding for U.S. federal income tax, PROVIDED certain conditions are met. See "TAX STATUS" in Part B of this Prospectus for further tax information.

Investing in the Trust

SALES CHARGES

The maximum sales charge of 1.75% applies only to purchases of less than 5,000 Units. Sales charges for larger single transactions during the primary offering period are as follows:
----------------------------------------------

PRIMARY MARKET SALES CHARGE

                                         PERCENT OF    PERCENT OF
                                          OFFERING     NET AMOUNT
           NUMBER OF UNITS*                 PRICE       INVESTED
--------------------------------------  -------------  -----------
Less than 5,000.......................         1.75%        1.781%
5,000 but less than 10,000............         1.50         1.523
10,000 or more........................         1.25         1.266
Wrap Accounts.........................         0.75         0.756

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $500,000, 10,000 Units to $1 million etc., and will be applied on that basis which is more favorable to the purchaser.


The maximum sales charge assessed on Units sold in secondary market transactions is 1.4% and may be reduced based upon the dollar amount purchased and the maturities of the Securities. Certain classes of investors are entitled to purchase Units at a reduced sales charge. See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.


DEALER CONCESSIONS

The Sponsor plans to allow a discount to dealer firms in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts, based on number of Units sold, are as follows:

----------------------------------------------

PRIMARY MARKET DEALER CONCESSIONS

                                                  DISCOUNT PER
                NUMBER OF UNITS*                      UNIT
------------------------------------------------  -------------
Less than 5,000.................................    $    1.00
5,000 but less than 10,000......................         0.90
10,000 or more..................................         0.75
Wrap Accounts...................................         0.00


The maximum dealer concessions on secondary market purchases of Trust Units through the Sponsor is .910% and may be reduced based upon the dollar amount purchased and the maturities of the Securities. See "DISTRIBUTIONS OF UNITS TO THE PUBLIC" in Part B of this Prospectus.


General Information

OPTIONAL FEATURES

REDEMPTIONS

Units may be redeemed on any business day at no charge. Units are redeemed at their current market value. See "REDEMPTION" in Part B of this Prospectus.

LETTER OF INTENT (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

REINVESTMENT

Interest income and returned principal can be reinvested with no sales charge into Nuveen mutual or money market funds. See "ACCUMULATION PLAN" in Part B of this Prospectus. For more information obtain a prospectus from your financial advisor.

THE SPONSOR

Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. More than 1.3 million investors have entrusted Nuveen to help them maintain the life-style they currently enjoy.

The prospectus describes in detail the investment objectives, policies and risks of this unit trust. We invite you to discuss the contents with your financial adviser, or you may call us at 800-257-8787 for additional information.

                                     ------

--------------------------------------------------------------------------------


               NUVEEN U.S. TREASURY TRUST, SERIES 1 (SHORT-TERM)
                         (Nuveen Unit Trust, Series 1)
      Schedule of Investments at the Initial Date of Deposit, May 29, 1997


   FACE
  AMOUNT                                            DESCRIPTION                                 COUPON       MATURITY
------------------------------------------------------------------------------------------------------------------------
$   240,000             U.S. Treasury Note                                                      7.75%      Due 2/15/01
    300,000             U.S. Treasury Note                                                      5.00%      Due 2/15/99
    270,000             U.S. Treasury Note                                                      6.00%      Due 8/15/99
    300,000             U.S. Treasury Note                                                      5.875%     Due 2/15/00
    210,000             U.S. Treasury Note                                                      8.75%      Due 8/15/00
     30,000             U.S. Treasury Securities, Stripped Interest Payments                    0.00%      Due 8/15/99
     90,000             U.S. Treasury Securities, Stripped Interest Payments                    0.00%      Due 8/15/00
     60,000             U.S. Treasury Securities, Stripped Interest Payments                    0.00%      Due 2/15/01
-----------
$ 1,500,000
-----------
-----------

                TRUSTEE'S
  AMOUNT        PRICE(1)
--------------------------------------------
$   240,000   $     249,326
    300,000         294,147
    270,000         268,129
    300,000         295,914
    210,000         223,497
     30,000          26,131
     90,000          73,306
     60,000          47,216
             ---------------
-----------
              $   1,477,666
$ 1,500,000
             ---------------
             ---------------
-----------
-----------


-------------


(1) The Sponsor's contracts to purchase U.S. Treasury Obligations were entered into on May 28, 1997. Other information regarding the U.S. Treasury Obligations in the Trust on the Date of Deposit is as follows:



                                                                                                      ANNUAL
                                                                                       PROFIT        INTEREST     BID PRICE
                                                                        COST TO       (OR LOSS)      INCOME TO       OF
                               TRUST                                    SPONSOR      TO SPONSOR        TRUST     SECURITIES
--------------------------------------------------------------------  -----------  ---------------  -----------  -----------
Nuveen U.S. Treasury Trust, Series 1 (Short-Term)...................  $ 1,477,529     $     137      $  85,800   $ 1,475,791


    In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .13%.

(2) This Security has been purchased at a deep discount from the par value because there is no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" securities. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such securities will receive 100% of the principal amount thereof.

                                     ------

--------------------------------------------------------------------------------


               NUVEEN U.S. TREASURY TRUST, SERIES 1 (SHORT-TERM)
                         (Nuveen Unit Trust, Series 1)
      Statement of Condition at the Initial Date of Deposit, May 29, 1997



TRUST PROPERTY
Sponsor's contracts to purchase Securities, backed by an irrevocable letter of credit(1)(2).................................................................  $1,477,666
Accrued interest to May 29, 1997 on underlying Securities(1)...................      24,267
Organizational costs(3)........................................................      22,000
                                                                                 ----------
             Total.............................................................  $1,523,933
                                                                                 ----------
                                                                                 ----------

LIABILITIES AND INTEREST OF UNITHOLDERS

LIABILITIES:
    Accrued interest to May 29, 1997 on underlying Securities(4)...............  $   24,267
    Accrued organizational costs(3)............................................      22,000
                                                                                 ----------
             Total.............................................................  $   46,267
                                                                                 ----------
                                                                                 ----------

INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding (15,000)
    Cost to investors(5).......................................................  $1,503,983
        Less: Gross underwriting commission(6).................................     (26,317)
                                                                                 ----------
    Net amount applicable to investors.........................................  $1,477,666
                                                                                 ----------
             Total.............................................................  $1,523,933
                                                                                 ----------
                                                                                 ----------


------------

(1) Represented by contracts to purchase Securities which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Initial Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Securities plus accrued interest to the Initial Date of Deposit. At the Initial Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Securities.

(2) Aggregate value (at offering prices) as of the Initial Date of Deposit of the Securities listed under "SCHEDULE OF INVESTMENTS" herein, and their aggregate cost to the Trusts are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Initial Date of Deposit. (See "EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT" in Part B of this Prospectus.)

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over the life of the Trust.

(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Securities' interest as of the Initial Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 1.75% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                                     ------

Report of Independent Public Accountants

TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NUVEEN UNIT TRUST, SERIES 1:


We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trust, Series 1 (Nuveen U.S. Treasury Trust, Series 1 (Short-Term)), as of May 29, 1997. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trust, Series 1 (Nuveen U.S. Treasury Trust, Series 1 (Short-Term)) as of May 29, 1997, in conformity with generally accepted accounting principles.


                                                   ARTHUR ANDERSEN LLP


Chicago, Illinois
May 29, 1997.


                                     ------

NUVEEN                Nuveen U.S.
Unit Trusts           Treasury Trust,
                      Series 2
                      (Intermediate)

                      CUSIP: 67090E
                      133-MONTHLY
                      CUSIP: 67090E
                      141-QUARTERLY
                      CUSIP: 67090E
                      158-SEMI-ANNUAL
PROSPECTUS PART A DATED MAY 29, 1997


A NUVEEN UNIT TRUST WITH AN AVERAGE DOLLAR-WEIGHTED MATURITY OF 5.2 YEARS FOR INDIVIDUAL INVESTORS SEEKING CURRENT INTEREST INCOME CONSISTENT WITH PRESERVATION OF CAPITAL AND INVESTMENT FLEXIBILITY PROVIDED BY A LADDERED PORTFOLIO OF U.S. TREASURY OBLIGATIONS.

Overview

The trust listed above (the "Trust") is a unit investment trust designed to provide current interest income consistent with preservation of capital and investment flexibility. The Trust consists of a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States Government. The Trust also passes through to Unitholders in all states the exemption from state and local personal income taxes afforded to direct owners of U.S. Treasury Obligations. In addition, the Trust is also available to non-resident aliens, and the income from the Trust, provided certain conditions are met, will be exempt from withholding for U.S. federal income tax for such foreign investors.


THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE FIXED INCOME TRUST PROSPECTUS -- PART B WHICH IS DATED MAY 29, 1997.


UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC OR ANY OTHER FEDERAL AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


 Contents

  1 OVERVIEW                                          5 INVESTING IN THE TRUST

  2 TRUST SUMMARY AND FINANCIAL HIGHLIGHTS            5 Sales Charges

  2 Essential Information                             5 Dealer Concessions

  3 Expense Information                               5 GENERAL INFORMATION

  4 TRUST STRATEGIES                                  5 Optional Features

  4 Investment Objective                              5 The Sponsor

  4 How the Trust Selects Investments                 6 SCHEDULE OF INVESTMENTS

  4 RISK FACTORS                                      7 STATEMENT OF CONDITION

  4 DISTRIBUTIONS AND TAXES                           8 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  4 Interest and Principal Distributions

  5 Tax Status


                                     ------

Nuveen U.S. Treasury Trust, Series 2 (Intermediate)

-------------------------------------------------
                             ESSENTIAL INFORMATION


           TRUST SUMMARY AND FINANCIAL HIGHLIGHTS as of May 28, 1997



Initial Date of Deposit:                                            May 29, 1997

Principal Amount of Securities:                                       $1,500,000

Principal Amount (Par Value) of Securities per Unit(1)______________________$100



Number of Units:                                                          15,000

Fractional Undivided Interest per Unit:                                 1/15,000

--------------------------------------------------------------------------------


ESTIMATED RETURNS (2)

----------------------------------------------

                                       CURRENT      LONG-TERM
                                       RETURN        RETURN
----------------------------------------------------------
Monthly                                    5.99%         6.04%
Quarterly                                  6.03%         6.07%
Semi-Annual                                6.05%         6.09%

----------------------------------------------


PUBLIC OFFERING PRICE (3)

Aggregate Offering Price of Securities:                               $1,473,629
Aggregate Offering Price of Securities per Unit: $98.24
  Plus Maximum Sales Charge per Unit:                                      $1.75
Public Offering Price per Unit:                                           $99.99

----------------------------------------------


ESTIMATED ANNUAL INCOME (4)

----------------------------------------------

                                                           SEMI-
                                  MONTHLY    QUARTERLY    ANNUAL
----------------------------------------------------------
Gross Annual Income per Unit:    $  6.2638   $  6.2638   $  6.2638
  Less Annual Expense per Unit:  $   .2747   $   .2387   $   .2192
Net Annual Income per Unit:      $  5.9891   $  6.0251   $  6.0446

----------------------------------------------

----------------------------------------------


MATURITY (5)


Mandatory Termination Date: August 15, 2003

Dollar-Weighted Average Maturity: 5.2 years


The Trust is composed of a laddered portfolio of U.S. Treasury Obligations that mature from August 15, 2001 through August 15, 2003.


----------------------------------------------

CREDIT QUALITY
The U.S. Treasury Obligations underlying the Trust are direct obligations of the United States and are backed by its full faith and credit, although the Units of the Trust are not so backed. U.S. Treasury Obligations are not rated, but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

----------------------------------------------

RATINGS
Units of the Trust have received a rating of "AAA" by Standard&Poor's. The rating is applicable for the first 13 months following the Initial Date of Deposit.

ESTIMATED CASH FLOWS

The tables below set forth the estimated distributions per Unit of interest and principal to Unitholders under each plan of distribution. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying U.S. Treasury Obligations prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change, actual distributions will vary. There is no guarantee that the principal amount distributed to a Unitholder by the Trust will be equivalent to the investor's original investment.

----------------------------------------------

MONTHLY
                               INTEREST  PRINCIPAL
                              DISTRIBU-  DISTRIBU-
DATES                              TION    TION
---------------------------------------------------
7/15/97                       $0.5321
8/15/97-8/15/01                0.4989
8/22/01                                    $20.00
9/15/01-3/15/02                0.3921
3/07/02                                     20.00
4/15/02-6/15/02                0.2925
7/15/02-8/15/02                0.2931
8/22/02                                     20.00
9/15/02-2/15/03                0.1914
2/22/03                                     20.00
3/15/03-7/15/03                0.0915
8/15/03                        0.0457
8/22/03                                     20.00
QUARTERLY
                               INTEREST   PRINCIPAL
                              DISTRIBU-   DISTRIBU-
DATES                              TION        TION
---------------------------------------------------
7/15/97                       $0.5321
8/15/97                        0.5019
11/15/97-8/15/01               1.5057
8/22/01                                    $20.00
11/15/01-2/15/02               1.1835
3/07/02                                     20.00
5/15/02                        0.9828
8/15/02                        0.8838
8/22/02                                     20.00
11/15/02-2/15/03               0.5778
2/22/03                                     20.00
5/15/03                        0.2763
8/15/03                        0.2305
8/22/03                                     20.00
SEMI-ANNUAL
                               INTEREST   PRINCIPAL
                              DISTRIBU-   DISTRIBU-
DATES                              TION        TION
---------------------------------------------------
7/15/97                       $0.5321
11/15/97                       2.0148
5/15/98-5/15/01                3.0222
8/22/01                                    $20.00
11/15/01                       2.6982
3/07/02                                     20.00
5/15/02                        2.1726
8/22/02                                     20.00
11/15/02                       1.4670
2/22/03                                     20.00
5/15/03                        0.8568

                                     ------

8/15/03                        0.2323
8/22/03                                     20.00

----------------------------------------------------------

                                     ------

--------------------------------------------------------------------------------
                              EXPENSE INFORMATION


SALES CHARGES (MAXIMUM) (6)


As a % of Public Offering Price:                                           1.75%
Amount per $1,000 invested                                                $17.50


ESTIMATED ANNUAL OPERATING EXPENSES (7)

----------------------------------------------


                                                          SEMI-
                                  MONTHLY   QUARTERLY    ANNUAL
----------------------------------------------------------
Trustee's Fee:                   $  2.0798   $ 1.7198   $  1.5248
Sponsor's Evaluation Fee:        $  0.17     $ 0.17     $  0.17
Organizational Costs (per
  Unit)(8):                      $  .02400   $  .02400  $  .02400
Total Annual Expenses (per
  Unit):                         $   .2747   $  .2387   $   .2192


--------------------------------------------------------------------------------

Notes to Essential Information and Expense Information:

All information provided is as of the day prior to the Initial Date of Deposit and has been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


(1) Because certain of the Securities in the Trust may from time to time be sold or will mature in accordance with these terms, there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.


(2) The actual returns an investor will receive will vary due to the maturity, exchange or sales of Securities, changes in fees and expenses, changes in interest income, the market value of the Securities on the date an investor purchases Units and how long Units are held. See "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus for information concerning how Estimated Returns are calculated.

(3) The Public Offering Price will vary from that shown above due to changes in the prices of the underlying Securities subsequent to the Initial Date of Deposit. In addition to the Public Offering Price, investors must also pay accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). For Units purchased on the Initial Date of Deposit, $.07 per Unit of accrued interest will be added to the Public Offering Price. See "PUBLIC OFFERING PRICE" and "ACCRUED INTEREST" both in Part B of this Prospectus for further information.

(4) The Estimated Income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the Estimated Net Annual Interest Income per Unit provided. The amount of interest to be distributed annually per Unit, will generally change as Securities are redeemed, mature or are sold or as fees and expenses increase or decrease. See "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.


(5) The Mandatory Termination Date coincides with the maturity date of the Security in the Trust's portfolio with the longest stated maturity. The Trust may be terminated prior to the Mandatory Termination Date if all of the Securities are redeemed or sold prior to their maturity dates or if the principal value of the Trust is reduced below 20% of the aggregate principal amount of Securities deposited in the Trust during the primary offering period. See "OTHER INFORMATION -- TERMINATION OF INDENTURE" in Part B of this Prospectus. The Dollar-Weighted Average Maturity of the Securities in the Trust is calculated based upon the stated maturities of the Securities in the Trust (or, with respect to Securities for which funds or securities have been placed in escrow to redeem such Securities on a stated call date, based upon such call date). The Dollar-Weighted Average Maturity may increase or decrease from time to time as Securities mature or are called or sold.



(6) The sales charge is reduced for certain purchasers and for single transactions of at least 5,000 Units or $500,000 (whichever is more favorable to the investor). See "Sales Charges" and "PUBLIC OFFERING PRICE" in Part B of this Prospectus.


(7) The Trustees Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the underlying Securities in the Trust.

(8) The Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs (but not the expenses incurred in the printing of preliminary and final prospectuses, nor the expenses incurred in the preparation and printing of brochures and other advertising materials or any other selling expenses), as is common for mutual funds. See "TRUST OPERATING EXPENSES" in Part B of this Prospectus and "Statement of Condition."

                                     ------

Trust Strategies

INVESTMENT OBJECTIVE


The Trust is designed to provide current interest income consistent with preservation of capital and investment flexibility. There is no assurance that the Trust will achieve its investment objective.


INVESTMENT PHILOSOPHY


The Trust is a non-managed investment vehicle and employs a buy and hold investment strategy. The Trust plans to hold to maturity a laddered portfolio of 6 U.S. Treasury Obligations with varying yields and maturities. The Trust is designed to help protect investors against changing interest rates by seeking to return approximately 20% of the principal amount of the Trust semi-annually, commencing in August 15, 2001.


INVESTOR SUITABILITY

The Trust is a suitable investment for safety-conscious investors seeking:


- Attractive, dependable income exempt from state and local personal income taxes;


- Preserve investment capital over time through owning government-guaranteed U.S. Treasuries;

- Reduced interest rate risk through owning a laddered portfolio;

- Income exempt from U.S. withholding for foreign (non-resident) investors that meet certain conditions;

- Nuveen's professional securities selection;

- Predictable payment of principal.

The Trust is not a suitable investment for individuals seeking to:

- Pursue an aggressive high-growth investment strategy;

- Invest in a long-term investment product.

HOW THE TRUST SELECTS INVESTMENTS


The Trust consists of a portfolio of U.S. Treasury Obligations with differing maturities which have a dollar-weighted average maturity of 5.2 years.


In selecting U.S. Treasury Obligations (the "Securities") for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or discount from par; and (c) the maturities of such obligations. A description of the U.S. Treasury Obligations included in the Trust are set forth in the "Schedule of Investments," below.

Risk Factors

An investment in Units of the Trust should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail. These include the risk that the value of the U.S. Treasury Obligations and the Units will decline with increases in interest rates. Although in recent years interest rates have been relatively stable, the high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future. As such, there is no guarantee that the Trust will achieve its objectives.


Certain of the Securities included in the Trust may be original issue discount securities or "zero coupon" securities, as noted in the "Schedule of Investments." These Securities are subject to greater price fluctuations with changing interest rates and contain additional risks set forth in "RISK FACTORS" in Part B of this Prospectus.


Distributions and Taxes

INTEREST AND PRINCIPAL DISTRIBUTIONS


The Trustee of the Trust (The Chase Manhattan Bank) will collect principal and interest on the Securities as it comes due and hold such amounts for distribution to Unitholders. The amount of the estimated Net Annual Income per Unit under each plan of distribution, as set forth under "Essential Information -- Estimated Annual Income" assumes that all of the Securities are delivered to the Trust. See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus. The amount of each Interest Distribution on a per Unit basis under each plan of distribution will decrease as the underlying Securities mature or are sold. Interest income does not include accretion of original issue discount on "zero coupon" Securities. See "RISK FACTORS" in Part B of this Prospectus. Distributions of income will be paid by the Trustee under each plan of distribution to Unitholders on the respective Distribution Dates to Unitholders of record on the applicable Record Dates as set forth under "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus. Distributions of principal will be paid within five business days after a Security matures to Unitholders of record on such maturity date.


                                     ------

There is no guarantee that the principal amount distributed to a Unitholder by the Trust will be equivalent to the investor's original investment.


The amount of interest you will receive on an annual basis will be reduced by the expenses of the Trust and will generally change as Securities mature or are sold or as fees and expenses increase or decrease.

TAX STATUS

The Trust passes through to Unitholders in all states the exemption from state and local personal income taxes afforded to direct owners of U.S. Treasury Obligations. In addition, for non-resident aliens, income from the Trust will be exempt from withholding for U.S. federal income tax, PROVIDED certain conditions are met. See "TAX STATUS" in Part B of this Prospectus for further tax information.

Investing in the Trust

SALES CHARGES

The maximum sales charge of 1.75% applies only to purchases of less than 5,000 Units. Sales charges for larger single transactions during the primary offering period are as follows:
----------------------------------------------

PRIMARY MARKET SALES CHARGE

                                         PERCENT OF    PERCENT OF
                                          OFFERING     NET AMOUNT
           NUMBER OF UNITS*                 PRICE       INVESTED
--------------------------------------  -------------  -----------
Less than 5,000.......................         1.75%        1.781%
5,000 but less than 10,000............         1.50         1.523
10,000 or more........................         1.25         1.266
Wrap Accounts.........................         0.75         0.756

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $500,000, 10,000 Units to $1 million etc., and will be applied on that basis which is more favorable to the purchaser.


The maximum sales charge assessed on Units sold in secondary market transactions is 1.9% and may be reduced based upon the dollar amount purchased and the maturities of the Securities. Certain classes of investors are entitled to purchase Units at a reduced sales charge. See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.


DEALER CONCESSIONS

The Sponsor plans to allow a discount to dealer firms in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts, based on number of Units sold, are as follows:

----------------------------------------------

PRIMARY MARKET DEALER CONCESSIONS

                                                  DISCOUNT PER
                NUMBER OF UNITS*                      UNIT
------------------------------------------------  -------------
Less than 5,000.................................    $    1.00
5,000 but less than 10,000......................         0.90
10,000 or more..................................         0.75
Wrap Accounts...................................         0.00


The maximum dealer concessions on secondary market purchases of Trust Units through the Sponsor is 1.235% and may be reduced based upon the dollar amount purchased and the maturities of the Securities. See "DISTRIBUTIONS OF UNITS TO THE PUBLIC" in Part B of this Prospectus.


General Information

OPTIONAL FEATURES

REDEMPTIONS

Units may be redeemed on any business day at no charge. Units are redeemed at their current market value. See "REDEMPTION" in Part B of this Prospectus.

LETTER OF INTENT (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

REINVESTMENT

Interest income and returned principal can be reinvested with no sales charge into Nuveen mutual or money market funds. See "ACCUMULATION PLAN" in Part B of this Prospectus. For more information obtain a prospectus from your financial advisor.

THE SPONSOR


Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. More than 1.3 million investors have entrusted Nuveen to help them maintain the life-style they currently enjoy.


The prospectus describes in detail the investment objectives, policies and risks of this unit trust. We invite you to discuss the contents with your financial adviser, or you may call us at 800-257-8787 for additional information.

                                     ------

--------------------------------------------------------------------------------


              NUVEEN U.S. TREASURY TRUST, SERIES 2 (INTERMEDIATE)
                         (Nuveen Unit Trust, Series 1)
      Schedule of Investments at the Initial Date of Deposit, May 29, 1997


FACE AMOUNT                                         DESCRIPTION                                 COUPON       MATURITY
------------------------------------------------------------------------------------------------------------------------
$   300,000             U.S. Treasury Note                                                      6.25%      Due 2/28/02
    255,000             U.S. Treasury Note                                                      7.875%     Due 8/15/01
    300,000             U.S. Treasury Note                                                      6.375%     Due 8/15/02
    300,000             U.S. Treasury Note                                                      6.25%      Due 2/15/03
    300,000             U.S. Treasury Note                                                      5.75%      Due 8/15/03
     45,000             U.S. Treasury Securities, Stripped Interest Payments                    0.00%      Due 8/15/01
-----------
$ 1,500,000
-----------
-----------

                TRUSTEE'S
--------------------------------------------
$   300,000   $     295,545
    255,000         266,832
    300,000         296,808
    300,000         294,309
    300,000         285,900
     45,000          34,235
             ---------------
-----------
              $   1,473,629
$ 1,500,000
             ---------------
             ---------------
-----------
-----------


-------------


(1) The Sponsor's contracts to purchase U.S. Treasury Obligations were entered into on May 28, 1997. Other information regarding the U.S. Treasury Obligations in the Trust on the Date of Deposit is as follows:



                                                                                                    ANNUAL
                                                                                      PROFIT       INTEREST     BID PRICE
                                                                        COST TO      (OR LOSS)     INCOME TO       OF
                               TRUST                                    SPONSOR     TO SPONSOR       TRUST     SECURITIES
--------------------------------------------------------------------  -----------  -------------  -----------  -----------
Nuveen U.S. Treasury Trust, Series 1 (Intermediate).................  $ 1,474,183    $    (554)    $  93,956   $ 1,471,754


    In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .13%.

(2) This Security has been purchased at a deep discount from the par value because there is no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" securities. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such securities will receive 100% of the principal amount thereof.

                                     ------

--------------------------------------------------------------------------------


              NUVEEN U.S. TREASURY TRUST, SERIES 2 (INTERMEDIATE)
                         (Nuveen Unit Trust, Series 1)
      Statement of Condition at the Initial Date of Deposit, May 29, 1997



TRUST PROPERTY
Sponsor's contracts to purchase Securities, backed by an irrevocable letter of credit(1)(2).................................................................  $1,473,629
Accrued interest to May 29, 1997 on underlying Securities(1)...................      26,060
Organizational costs(3)........................................................      30,000
                                                                                 ----------
             Total.............................................................  $1,529,689
                                                                                 ----------
                                                                                 ----------

LIABILITIES AND INTEREST OF UNITHOLDERS

LIABILITIES:
    Accrued interest to May 29, 1997 on underlying Securities(4)...............  $   26,060
    Accrued organizational costs(3)............................................      30,000
                                                                                 ----------
             Total.............................................................  $   56,060
                                                                                 ----------
                                                                                 ----------

INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding (15,000)
    Cost to investors(5).......................................................  $1,499,874
        Less: Gross underwriting commission(6).................................     (26,245)
                                                                                 ----------
    Net amount applicable to investors.........................................  $1,473,629
                                                                                 ----------
             Total.............................................................  $1,529,689
                                                                                 ----------
                                                                                 ----------


------------

(1) Represented by contracts to purchase Securities which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Initial Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Securities plus accrued interest to the Initial Date of Deposit. At the Initial Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Securities.

(2) Aggregate value (at offering prices) as of the Initial Date of Deposit of the Securities listed under "SCHEDULE OF INVESTMENTS" herein, and their aggregate cost to the Trusts are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Initial Date of Deposit. (See "EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT" in Part B of this Prospectus.)

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over the life of the Trust.

(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Securities' interest as of the Initial Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 1.75% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                                     ------

Report of Independent Public Accountants

TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NUVEEN UNIT TRUST, SERIES 1:


We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trust, Series 1 (Nuveen U.S. Treasury Trust, Series 2 (Intermediate)), as of May 29, 1997. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trust, Series 1 (Nuveen U.S. Treasury Trust, Series 2 (Intermediate)) as of May 29, 1997, in conformity with generally accepted accounting principles.


                                                   ARTHUR ANDERSEN LLP


Chicago, Illinois
May 29, 1997.


                                     ------

NUVEEN                Nuveen Insured
Unit Trusts           Corporate Trust,
                      Series 1
                      (Long-Term)

                      CUSIP: 67090A
                      107-MONTHLY
                      CUSIP: 67090A
                      115-QUARTERLY
                      CUSIP: 67090A
                      123-SEMI-ANNUAL
PROSPECTUS PART A DATED MAY 29, 1997



A NUVEEN UNIT TRUST WITH AN AVERAGE DOLLAR-WEIGHTED MATURITY OF 30.2 YEARS FOR INDIVIDUAL INVESTORS SEEKING A HIGH LEVEL OF CURRENT INTEREST INCOME CONSISTENT WITH PRESERVATION OF CAPITAL PROVIDED BY A PORTFOLIO PRIMARILY COMPOSED OF INSURED CORPORATE DEBT OBLIGATIONS ISSUED BY UTILITY COMPANIES. THE TRUST MAY ALSO CONTAIN ZERO COUPON U.S. TREASURY OBLIGATIONS.


Overview


The trust listed above (the "Trust") is a unit investment trust designed to provide a high level of current income consistent with preservation of capital, through investment in a portfolio consisting primarily of corporate debt obligations issued by utility companies and zero coupon U.S. Treasury Obligations which will represent less than 20% of the principal amount of securities deposited in the Trust (collectively, the "Bonds"). Insurance guaranteeing the scheduled payment of principal and interest on all of the Corporate Bonds in the Trust has been obtained directly by the issuer of such Bonds or by the Sponsor from MBIA Insurance Corporation. THE INSURANCE DOES NOT RELATE TO THE UNITS OFFERED HEREBY OR TO THEIR MARKET VALUE. As a result of such insurance, the Corporate Bonds are rated "AAA" by Standard & Poor's. In addition, the Trust is also available to non-resident aliens, and the income from the Trust, provided certain conditions are met, will be exempt from withholding for U.S. federal income tax for such foreign investors.



THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE FIXED INCOME TRUST PROSPECTUS -- PART B WHICH IS DATED MAY 29, 1997.


UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC OR ANY OTHER FEDERAL AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


 Contents
  1 OVERVIEW                                          5 INVESTING IN THE TRUST
  2 TRUST SUMMARY AND FINANCIAL HIGHLIGHTS            5 Sales Charges
  2 Essential Information                             6 Dealer Concessions
  3 Expense Information                               6 GENERAL INFORMATION
  4 TRUST STRATEGIES                                  6 Optional Features
  4 Investment Objective                              6 The Sponsor
  4 How the Trust Selects Investments                 7 SCHEDULES OF INVESTMENT
  4 RISK FACTORS                                      8 STATEMENT OF CONDITION
  4 DISTRIBUTIONS AND TAXES                           9 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
  4 Interest and Principal Distributions
  5 Tax Status


                                     ------

Nuveen Insured Corporate Trust, Series 1


--------------------------------------------
                             ESSENTIAL INFORMATION


           TRUST SUMMARY AND FINANCIAL HIGHLIGHTS as of May 28, 1997



Initial Date of Deposit:                                            May 29, 1997


Principal Amount of Securities:                                       $4,000,000


Principal Amount (Par Value) of Securities per Unit(1)__________________$100



Number of Units:                                                          40,000


Fractional Undivided Interest per Unit:  1/40,000


--------------------------------------------------------------------------------


ESTIMATED RETURNS (2)

----------------------------------------------


                                 CURRENT      LONG-TERM
                                 RETURN        RETURN
----------------------------------------------------
Monthly                              7.14%        7.25 %
Quarterly                            7.18%        7.29 %
Semi-Annual                          7.20%        7.31 %


----------------------------------------------


PUBLIC OFFERING PRICE (3)


Aggregate Offering Price of Securities:                               $3,809,530


Aggregate Offering Price of Securities per Unit: $95.24


  Plus Maximum Sales Charge per Unit:                                      $4.91


Public Offering Price per Unit:                                          $100.15


----------------------------------------------


ESTIMATED ANNUAL INCOME (4)

----------------------------------------------


                                                        SEMI-
                              MONTHLY     QUARTERLY    ANNUAL
----------------------------------------------------
Gross Annual Income per
 Unit:                       $  7.4000    $  7.4000   $  7.4000
  Less Annual Expense per
    Unit:                    $   .2461    $   .2101   $   .1906
Net Annual Income per
  Unit:                      $  7.1539    $  7.1899   $  7.2094


----------------------------------------------


ESTIMATED INTEREST DISTRIBUTIONS (4)

----------------------------------------------


                                       PAYMENT
                                        DATE        PAYMENT
----------------------------------------------------
Initial Distributions
 (all plans)                            7/15/97    $   .6358
Monthly Plan                            8/15/97    $   .5961
Quarterly Plan
  Partial Payment                       8/15/97    $   .5991
  Normal Payment                       11/15/97    $  1.7973
Semi-Annual Plan
  Partial Payment                      11/15/97    $  2.4024
  Normal Payment                        5/15/98    $  3.6036



MATURITY (5)

Mandatory Termination Date:
  September 15, 2033

Dollar-Weighted Average Maturity: 30.2 years


----------------------------------------------

INSURANCE

All of the Corporate Bonds in the Trust are insured either by the issuer of the Corporate Bonds or by the Sponsor under a financial guaranty insurance policy obtained from MBIA Insurance Corporation ("MBIA"). The insurance guarantees the scheduled payment of principal and interest on all of the Corporate Bonds in the Trust. It does not guarantee the market value of the Bonds or the value of the Units of the Trust. See "INSURANCE ON THE CORPORATE BONDS" in Part B of this Prospectus for further information. Any U.S. Treasury Obligations in the Trust are not insured.


----------------------------------------------

RATINGS

Corporate Bonds in the Trust for which insurance has been obtained by the issuer or the Sponsor have been rated "AAA" by Standard & Poor's and "Aaa" by Moody's.


                                     ------

--------------------------------------------------------------------------------
                              EXPENSE INFORMATION


SALES CHARGES (MAXIMUM) (6)

As a % of Public Offering Price:                                           4.90%
Amount per $1,000 invested                                                $49.00

----------------------------------------------


ESTIMATED ANNUAL OPERATING EXPENSES (7)

----------------------------------------------


                                                           SEMI-
                              MONTHLY      QUARTERLY      ANNUAL
----------------------------------------------------
Trustee's Fee:               $   1.7910    $    1.4310   $   1.2360
Sponsor's Evaluation Fee:    $     0.17    $     0.17    $     0.17
Organizational Expenses
  (per Unit)(8):             $   .02566    $    .02566   $   .02566
Total Annual Expenses (per
  Unit):                     $    .2461    $     .2101   $    .1906


--------------------------------------------------------------------------------
Notes to Essential Information and Expense Information:

All information provided is as of the day prior to the Initial Date of Deposit and has been calculated for Unitholders receiving monthly, quarterly or semi-annual distribution options.


(1) Because certain of the Bonds in the Trust may from time to time be sold or redeemed or will be called or mature in accordance with their terms, there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.



(2) The actual returns an investor will receive will vary due to the maturity, redemption, call, exchange or sales of Bonds, changes in fees and expenses, changes in interest income, the market value of the Bonds on the date an investor purchases Units and how long Units are held. See "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN" in Part B of this Prospectus for information concerning how Estimated Returns are calculated.



(3) The Public Offering Price will vary from that shown above due to changes in the prices of the underlying Bonds subsequent to the Initial Date of Deposit. In addition to the Public Offering Price, investors must also pay accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). For Units purchased on the Initial Date of Deposit, $.08 per Unit of accrued interest will be added to the Public Offering Price. See "PUBLIC OFFERING PRICE" and "ACCRUED INTEREST" both in Part B of this Prospectus for further information.



(4) The Estimated Income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the Estimated Net Annual Interest Income per Unit provided. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, called, mature or are sold or as fees and expenses increase or decrease. See "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus.



(5) The Mandatory Termination Date coincides with the maturity date of the Bond in the Trust's portfolio with the longest stated maturity. The Trust may be terminated prior to the Mandatory Termination Date if all of the Bonds in the Trust are redeemed, called or sold prior to their maturity dates or if the principal value of the Trust is reduced below 20% of the aggregate principal amount of Bonds deposited in the Trust during the primary offering period. See "OTHER INFORMATION -- TERMINATION OF INDENTURE" in Part B of this Prospectus. The Dollar-Weighted Average Maturity of the Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Dollar-Weighted Average Maturity may increase or decrease from time to time as Bonds mature or are called or sold.


(6) The sales charge is reduced for certain purchasers and for single transactions of at least 500 Units or $500,000 (whichever is more favorable to the investor). See "Sales Charges" and "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(7) The Trustees Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the underlying Bonds in the Trust.

(8) The Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs (but not the expenses incurred in the printing of preliminary and final prospectuses, nor the expenses incurred in the preparation and printing of brochures and other advertising materials or any other selling expenses), as is common for mutual funds. See "TRUST OPERATING EXPENSES" in Part B of this Prospectus and "Statement of Condition."

                                     ------

Trust Strategies

INVESTMENT OBJECTIVE

The Trust is designed to provide a high level of current income consistent with preservation of capital provided primarily by an insured portfolio of corporate debt obligations issued by utility companies, including telephone companies. The Trust may also contain U.S. Treasury Obligations. There is no assurance that the Trust will achieve its investment objective.


INVESTMENT PHILOSOPHY

The Trust is a non-managed investment vehicle and employs a buy and hold investment strategy. The Trust plans to hold to maturity a portfolio of 8 Corporate Bonds and U.S. Treasury obligations.


INVESTOR SUITABILITY
The Trust is a suitable investment for investors seeking:
- An opportunity for attractive, dependable income;
- Insured, AAA-rated bonds;
- A focus on long-term capital preservation;
- Nuveen's professional research and selection;
- An appropriate vehicle for retirement or other tax-deferred accounts;
- Exemption from U.S. withholding for foreign (non-resident) investors that meet certain conditions.


The Trust is not a suitable investment for individuals seeking:


- An aggressive high-growth investment strategy.


HOW THE TRUST SELECTS INVESTMENTS

The Trust consists of a portfolio of Bonds having a dollar-weighted average maturity of 30.2 years.



In selecting the Bonds for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (a) the prices and yields of such Bonds relative to other Bonds of similar quality and maturity, including the extent to which such Bonds are traded at a premium or discount from par; (b) the present rating and credit quality of the issuers of the Corporate Bonds and the potential improvement in the credit quality of such issuers; (c) the diversification of the Corporate Bonds as to location of issuer; (d) the income to the Unitholders of the Trust; (e) whether the Bonds were issued after July 18, 1984; (f) the stated maturities and call provisions of the Bonds; (g) whether the Corporate Bonds were issued by a utility company; and (h) whether the Corporate Bonds were insured and the availability and cost of insurance for the Corporate Bonds. A description of the Bonds included in the Trust are set forth in the "Schedule of Investments," below.


Risk Factors

An investment in Units of the Trusts should be made with an understanding of the risks which an investment in fixed rate corporate debt obligations may entail. These include credit risks and the risk that the Bonds and therefore the Units will decline, and may decline precipitously, with increases in interest rates. Although in recent years interest rates have been relatively stable, the high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future. General problems of utility company issuers include the imposition of additional federal, state and municipal governmental regulations, possible deregulation and the impact of stranded costs, increased costs attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. As such, there is no guarantee that the Trust will achieve its objectives. See "RISK FACTORS" in Part B of this Prospectus.


Certain of the Bonds included in the Trust may be original issue discount bonds or "zero coupon" bonds, as noted in the "Schedule of Investments." These Bonds are subject to greater price fluctuations with changing interest rates and contain additional risks set forth in "RISK FACTORS" in Part B of this Prospectus.


Distributions and Taxes

INTEREST AND PRINCIPAL DISTRIBUTIONS

The Trustee of the Trust (The Chase Manhattan Bank) will collect principal and interest on the Bonds as it comes due and hold such amounts for distribution to Unitholders. The amount of the estimated Net Annual Income per Unit under each plan of distribution, as set forth under "Essential Information -- Estimated Interest Distributions" assumes that all of the Bonds are delivered to the Trust. See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus. The amount of each Interest Distribution on a per Unit basis under each plan of distribution will decrease as the underlying Bonds mature, are called or are sold.


                                     ------

Interest income does not include accretion of original issue discount on "zero coupon" Bonds. See "RISK FACTORS" in Part B of this Prospectus. Distributions of income will be paid by the Trustee under each plan of distribution to Unitholders on the respective Distribution Dates to Unitholders of record on the applicable Record Dates as set forth under "DISTRIBUTIONS TO UNITHOLDERS" in Part B of this Prospectus. Distributions of principal will be paid on the semi-annual Distribution Date to Unitholders of record on the semi-annual Record Date, provided the amount available for distributions equals at least $0.10 per Unit.


The amount of interest you will receive on an annual basis will be reduced by the expenses of the Trust and will generally change as Securities mature, are called or are sold or as fees and expenses increase or decrease.


TAX STATUS
For non-resident aliens, income from the Trust will will be exempt from withholding for U.S. federal income tax, PROVIDED certain conditions are met. See "TAX STATUS" in Part B of this Prospectus for further tax information.

Investing in the Trust

SALES CHARGES
The maximum sales charge of 4.90% applies only to purchases of less than 500 Units. Sales charges for larger single transactions during the primary offering period are as follows:
----------------------------------------------

PRIMARY MARKET SALES CHARGE


                                        PERCENT OF    PERCENT OF
                                         OFFERING     NET AMOUNT
          NUMBER OF UNITS*                 PRICE       INVESTED
-------------------------------------  -------------  -----------
Less than 500........................         4.90%        5.152%
500 but less than 1,000..............         4.75         4.987
1,000 but less than 2,500............         4.50         4.712
2,500 but less than 5,000............         4.25         4.439
5,000 but less than 10,000...........         3.50         3.627
10,000 but less than 25,000..........         3.00         3.093
25,000 but less than 50,000..........         2.50         2.564
50,000 or more.......................         2.00         2.041
Wrap Accounts........................         1.70         1.729


*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.


The sales charge assessed on Units sold in secondary market transactions is determined in accordance with the table set forth below based upon the dollar amount purchased and the number of years remaining to the maturity of each Bond. See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.


--------------------------------------------------------------------------------

SECONDARY MARKET SALES CHARGE

                                                                AMOUNT OF PURCHASE
                       ----------------------------------------------------------------------------------------------------
                          UNDER       $50,000 TO   $100,000 TO   $250,000 TO   $500,000 TO   $1,000,000 TO   $2,500,000 TO
  YEARS TO MATURITY      $50,000       $99,999       $249,999      $499,999      $999,999      $2,499,999      $4,999,999
---------------------  ------------  ------------  ------------  ------------  ------------  --------------  --------------
Less than 1..........       0             0            0             0             0              0               0
1 but less than 2....       1.523%        1.446%       1.369 %       1.317 %       1.215 %        1.061 %          .900 %
2 but less than 3....       2.041         1.937        1.833         1.729         1.626          1.420           1.225
3 but less than 4....       2.564         2.433        2.302         2.175         2.041          1.781           1.546
4 but less than 5....       3.093         2.961        2.828         2.617         2.459          2.175           1.883
5 but less than 7....       3.627         3.433        3.239         3.093         2.881          2.460           2.165
7 but less than 10...       4.167         3.951        3.734         3.520         3.239          2.828           2.489
10 but less than 13..       4.712         4.467        4.221         4.004         3.788          3.253           2.842
13 but less than 16..       5.263         4.988        4.712         4.439         4.167          3.627           3.169
16 or more...........       5.820         5.542        5.263         4.987         4.603          4.004           3.500


                         $5,000,000
  YEARS TO MATURITY       OR MORE
---------------------  --------------
Less than 1..........       0
1 but less than 2....        .750 %
2 but less than 3....       1.030
3 but less than 4....       1.310
4 but less than 5....       1.590
5 but less than 7....       1.870
7 but less than 10...       2.150
10 but less than 13..       2.430
13 but less than 16..       2.710
16 or more...........       3.000


                                     ------

DEALER CONCESSIONS
The Sponsor plans to allow a discount to dealer firms in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts, based on number of Units sold, are as follows:

----------------------------------------------

PRIMARY MARKET DEALER CONCESSIONS

                                                  DISCOUNT PER
                NUMBER OF UNITS*                      UNIT
------------------------------------------------  -------------
Less than 500...................................    $    3.20
500 but less than 1,000.........................         3.20
1,000 but less than 2,500.......................         3.20
2,500 but less than 5,000.......................         3.20
5,000 but less than 10,000......................         2.50
10,000 but less than 25,000.....................         2.00
25,000 but less than 50,000.....................         1.75
50,000 or more..................................         1.75


Dealer concessions on secondary market purchases of Trust Units through the Sponsor are based upon the value of the Bonds in the Trust portfolio, including sales charges, adjusted to reflect cash in the Trust's principal account, and will vary with the size of the purchases as shown in the following table:


--------------------------------------------------------------------------------

SECONDARY MARKET DEALER CONCESSIONS

                                                                  AMOUNT OF PURCHASE
                       --------------------------------------------------------------------------------------------------------
                          UNDER       $50,000 TO    $100,000 TO    $250,000 TO    $500,000 TO    $1,000,000 TO   $2,500,000 TO
  YEARS TO MATURITY      $50,000       $99,999       $249,999       $499,999       $999,999       $2,499,999       $4,999,999
---------------------  ------------  ------------  -------------  -------------  -------------  ---------------  --------------
Less than 1..........        0             0             0              0              0               0              0
1 but less than 2....        1.00%          .90%          .85%           .80%           .70%            .55%           .467 %
2 but less than 3....        1.30          1.20          1.10           1.00            .90             .73            .634
3 but less than 4....        1.60          1.45          1.35           1.25           1.10             .90            .781
4 but less than 5....        2.00          1.85          1.75           1.55           1.40            1.25           1.082
5 but less than 7....        2.30          2.15          1.95           1.80           1.65            1.50           1.320
7 but less than 10...        2.60          2.45          2.25           2.10           1.95            1.70           1.496
10 but less than 13..        3.00          2.80          2.60           2.45           2.30            2.00           1.747
13 but less than 16..        3.25          3.15          3.00           2.75           2.50            2.15           1.878
16 or more...........        3.50          3.50          3.40           3.35           3.00            2.50           2.185


                         $5,000,000
  YEARS TO MATURITY       OR MORE
---------------------  --------------
Less than 1..........       0
1 but less than 2....        .389 %
2 but less than 3....        .538
3 but less than 4....        .662
4 but less than 5....        .914
5 but less than 7....       1.140
7 but less than 10...       1.292
10 but less than 13..       1.494
13 but less than 16..       1.606
16 or more...........       1.873

General Information

OPTIONAL FEATURES

REDEMPTIONS
Units may be redeemed on any business day at no charge. Units are redeemed at their current market value. See "REDEMPTION" in Part B of this Prospectus.

LETTER OF INTENT (LOI)
Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

REINVESTMENT
Interest income and returned principal can be reinvested with no sales charge into Nuveen mutual or money market funds. See "ACCUMULATION PLAN" in Part B of this Prospectus. For more information obtain a prospectus from your financial advisor.

THE SPONSOR
Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. More than 1.3 million investors have entrusted Nuveen to help them maintain the life-style they currently enjoy.

The prospectus describes in detail the investment objectives, policies and risks of this unit trust. We invite you to discuss the contents with your financial adviser, or you may call us at 800-257-8787 for additional information.

                                     ------

--------------------------------------------------------------------------------

              NUVEEN INSURED CORPORATE TRUST, SERIES 1 (LONG-TERM)
                         (Nuveen Unit Trust, Series 1)
      Schedule of Investments at the Initial Date of Deposit, May 29, 1997


                                                                                   RATING(2)
                                                                             ---------------------
 AGGREGATE                                                                   STANDARD &                REDEMPTION
 PRINCIPAL          NAME OF ISSUER (1)(6)          COUPON       MATURITY       POOR'S     MOODY'S    PROVISIONS(3)
--------------------------------------------------------------------------------------------------------------------
$    500,000  Bellsouth Telecommunications
              Company                                 7.50%   Due 6/15/33       AAA         Aaa      2003 at 104.75
     500,000  Cincinnati Gas and Electric
              Company                                 7.20%   Due 10/1/23       AAA         Aaa      2003 at 103.54
     500,000  Commonwealth Edison Company             7.75%   Due 7/15/23       AAA         Aaa      2003 at 103.77
     500,000  New York Telephone Company              7.25%   Due 2/15/24       AAA         Aaa      2004 at 103.06
     500,000  Pacific Bell Telephone Company          7.50%    Due 2/1/33       AAA         Aaa      2003 at 102.94
     500,000  Texas Utilities Electric Company       7.625%    Due 7/1/25       AAA         Aaa      2003 at 102.69
     500,000  US West Communications Company         6.875%   Due 9/15/33       AAA         Aaa      2003 at 101.95
     500,000  Virginia Electric and Power
              Company                                 7.50%    Due 6/1/23       AAA         Aaa      2003 at 103.16
------------
$  4,000,000
------------
------------

 AGGREGATE     COST OF BONDS
 PRINCIPAL      TO TRUST(4)
----------------------------------------------------
$    500,000
               $     482,315
     500,000
                     466,725
     500,000         496,115
     500,000         471,695
     500,000         480,175
     500,000         486,765
     500,000         441,715
     500,000
                     484,025
              ---------------
------------
               $   3,809,530
$  4,000,000
              ---------------
              ---------------
------------
------------


-------------

(1) The Sponsor's contracts to purchase the Bonds were entered into on May 28, 1997. All Bonds are represented by regular way contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.


(2) A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "DESCRIPTION OF RATINGS" in the Information Supplement to this Prospectus. "N.R." indicates that the issue has not been rated by that rating agency.

(3) Under this heading, the year in which each issue of Bonds is initially or currently redeemable and the redemption price for that year is shown. Unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not at a price below par value. The prices at which the Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to the Trust. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds.

(4) During the Initial Offering Period, evaluations of Bonds are made on the basis of current offering side evaluations of the Bonds.

(5) This Bond has been purchased at a deep discount from the par value because there is no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of Bonds purchased at a deep discount the value of such Bonds will increase such that upon maturity the holders of such securities will receive 100% of the principal amount thereof.

(6) Other information regarding the Bonds in the Trust on the Initial Date of Deposit is as follows:


                                                                                                 ANNUAL
                                                                                   PROFIT       INTEREST     BID PRICE
                                                                     COST TO     (OR LOSS)     INCOME TO        OF
                              TRUST                                  SPONSOR     TO SPONSOR      TRUST         BONDS
-----------------------------------------------------------------  -----------  ------------  ------------  -----------
Nuveen Insured Corporate Trust, Series 1 (Long-Term).............  $ 3,803,990   $    5,540    $  296,000   $ 3,794,530



    In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .38% for the Trust.


                                     ------

--------------------------------------------------------------------------------

              NUVEEN INSURED CORPORATE TRUST, SERIES 1 (LONG-TERM)
                         (Nuveen Unit Trust, Series 1)
          Statement of Condition at the Date of Deposit, May 29, 1997



TRUST PROPERTY
Sponsor's contracts to purchase Bonds, backed by an irrevocable letter of credit(1)(2).................................................................  $3,809,530
Accrued interest to May 29, 1997 on underlying Bonds(1)........................     101,352
Organizational costs(3)........................................................      38,500
                                                                                 ----------
             Total.............................................................  $3,949,382
                                                                                 ----------
                                                                                 ----------

LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to May 29, 1997 on underlying Bonds(4)....................  $  101,352
    Accrued organizational costs(3)............................................      38,500
                                                                                 ----------
             Total.............................................................  $  139,852
                                                                                 ----------
                                                                                 ----------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding (40,000)
    Cost to investors(5).......................................................  $4,005,797
        Less: Gross underwriting commission(6).................................    (196,267)
                                                                                 ----------
    Net amount applicable to investors.........................................  $3,809,530
                                                                                 ----------
             Total.............................................................  $3,949,382
                                                                                 ----------
                                                                                 ----------


------------

(1) Represented by contracts to purchase Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Initial Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Initial Date of Deposit. At the Initial Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Initial Date of Deposit of the Bonds listed under "SCHEDULE OF INVESTMENTS" herein, and their aggregate cost to the Trust is the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Initial Date of Deposit. (See "EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT" in Part B of this Prospectus.)

(3) Each Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over the life of the respective Trust.

(4) Representing, as set forth in "ACCRUED INTEREST" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bonds' interest as of the Initial Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "PUBLIC OFFERING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.9% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)

                                     ------

Report of Independent Public Accountants

TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NUVEEN UNIT TRUST, SERIES 1:


We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trust, Series 1 (Nuveen Insured Corporate Trust, Series 1 (Long-Term)), as of May 29, 1997. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trust, Series 1 (Nuveen Insured Corporate Trust, Series 1 (Long-Term)) as of May 29, 1997, in conformity with generally accepted accounting principles.


                                                   ARTHUR ANDERSEN LLP


Chicago, Illinois,
May 29, 1997.


                                     ------

                               NUVEEN UNIT TRUSTS
                     FIXED INCOME TRUST PROSPECTUS--PART B
                                  MAY 29, 1997

    This Part B of the Prospectus may not be distributed unless accompanied by Part A. Both Parts of this Prospectus should be retained for future reference.

    FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY BE OBTAINED WITHIN FIVE BUSINESS DAYS OF WRITTEN OR TELEPHONIC REQUEST TO THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413 OR (800) 257-8787.


    CURRENTLY OFFERED AT PUBLIC OFFERING PRICE PLUS INTEREST ACCRUED TO THE DATE OF SETTLEMENT. MINIMUM PURCHASE -- EITHER $5,000 OR 50 UNITS, WHICHEVER IS LESS ($1,000 FOR IRA ACCOUNTS).


    THIS NUVEEN UNIT TRUST SERIES consists of the underlying separate unit investment trusts set forth in Part A of this Prospectus. Each trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of a portfolio of securities (see "SCHEDULE OF INVESTMENTS" appearing in Part A of this Prospectus). Except in specific instances as noted in Part A of this Prospectus, the information contained in this Part B shall apply to the Trust in its entirety.

    Trusts consisting of a portfolio of U.S Treasury obligations ("U.S. TREASURY OBLIGATIONS") shall be referred to herein as "U.S. Treasury Trusts." Trusts primarily consisting of a portfolio of investment grade, corporate debt obligations issued after July 18, 1984 ("CORPORATE BONDS") shall be referred to herein as "Corporate Trusts." Collectively, the U.S. Treasury Trusts and the Corporate Trusts shall be referred to herein as the "TRUSTS" and the U.S. Treasury Obligations and the Corporate Bonds shall be referred to herein as the "SECURITIES."


    THE OBJECTIVES of the U.S. Treasury Trusts are to provide current interest income consistent with preservation of capital and investment flexibility. The objectives of the Corporate Trusts are to provide a high level of current income consistent with preservation of capital provided primarily by a portfolio of investment grade, corporate debt obligations issued after July 18, 1984.


    DISTRIBUTIONS of interest received by a Trust will be made monthly, quarterly or semi-annually, depending upon the Unitholder's selection. (See "DISTRIBUTIONS TO UNITHOLDERS.") Distribution of funds in the Principal Account, if any, will ordinarily be made as set forth under "DISTRIBUTIONS TO UNITHOLDERS."

    FOR ESTIMATED LONG TERM RETURNS AND ESTIMATED CURRENT RETURNS to Unitholders on the business day prior to the Initial Date of Deposit, see Part A of this Prospectus and "ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN."

    THE PUBLIC OFFERING PRICE per Unit of each Trust during the initial offering period is based upon the pro rata share of the OFFERING prices of the Securities in such Trust's portfolio plus a sales charge as set forth in Part A of this Prospectus. The Secondary Market Public Offering Price per Unit for each Trust is based upon the pro rata share of the sum of BID prices of the Securities in such Trust plus the sales charges as set forth in Part A of this Prospectus. Accrued interest from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least the number of Units set forth in Part A of this Prospectus. See "PUBLIC OFFERING PRICE."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    A UNITHOLDER MAY REDEEM UNITS at the office of the Trustee at prices based upon the BID prices of the Securities. The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Securities on the date of tender for redemption. (See "REDEMPTION.") The Sponsor, although not required to do so, intends to make a secondary market for the Units of certain of the Trusts at prices based upon the BID prices of the Securities in the respective Trusts. (See "MARKET FOR UNITS.")

    RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer (in the case of insured Corporate Bonds) to pay the principal of or interest on a security when due, the general condition of the relevant market, economic recession, volatile interest rates, early call provisions and changes to the tax status of the Bonds. The value of the underlying Securities will fluctuate inversely with changes in interest rates. Although in recent years interest rates have been relatively stable, the uncertain economic conditions of prior years, together with the monetary policies and fiscal measures adopted to attempt to deal with them, resulted in wide fluctuations of interest rates and, thus, in the value of fixed rate debt obligations. The Sponsor cannot predict the degree to which such fluctuations will exist in the future. See Part A of this Prospectus and "RISK FACTORS."

                               TABLE OF CONTENTS

NUVEEN UNIT TRUSTS.....................................................................          4
OBJECTIVE OF THE TRUSTS................................................................          5
SUMMARY OF PORTFOLIOS..................................................................          5
RISK FACTORS...........................................................................          5
COMPOSITION OF TRUSTS..................................................................          8
INSURANCE ON THE CORPORATE BONDS.......................................................         10
PUBLIC OFFERING PRICE..................................................................         11
MARKET FOR UNITS.......................................................................         13
ACCRUED INTEREST.......................................................................         13
ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN................................         14
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT................................         15
TAX STATUS.............................................................................         15
TRUST OPERATING EXPENSES...............................................................         20
DISTRIBUTIONS TO UNITHOLDERS...........................................................         21
ACCUMULATION PLAN......................................................................         22
REPORTS TO UNITHOLDERS.................................................................         22
UNIT VALUE AND EVALUATION..............................................................         23
DISTRIBUTIONS OF UNITS TO THE PUBLIC...................................................         23
OWNERSHIP AND TRANSFER OF UNITS........................................................         24
REDEMPTION.............................................................................         25
PURCHASE OF UNITS BY THE SPONSOR.......................................................         26
REMOVAL OF SECURITIES FROM THE TRUSTS..................................................         27
INFORMATION ABOUT THE TRUSTEE..........................................................         27
INFORMATION ABOUT THE SPONSOR..........................................................         28
OTHER INFORMATION......................................................................         29

NUVEEN UNIT TRUSTS

    This Nuveen Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Unit Trusts are collectively referred to herein as the "TRUSTS." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "INDENTURE") between John Nuveen & Co. Incorporated ("NUVEEN" or the "SPONSOR") and The Chase Manhattan Bank (the "TRUSTEE").


    The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of the Securities together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves). See "SCHEDULE OF INVESTMENTS" in Part A of this Prospectus, for a description of the Securities deposited in a Trust. See "SUMMARY OF PORTFOLIO" and "RISK FACTORS" for a discussion of zero coupon bonds and stripped obligations included in the Trusts, if any. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Securities with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit. See the "SCHEDULE OF INVESTMENTS" in Part A of this Prospectus and "COMPOSITION OF TRUSTS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Securities and its limited right to substitute other securities to replace any failed contract, see "COMPOSITION OF TRUSTS."


    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust in the ratio set forth in "ESSENTIAL INFORMATION" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.


    Additional Units of each Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities or contracts for the purchase thereof together with irrevocable letters of credit or cash. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into such Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security, and the percentage relationship among the principal amount of each Security in the respective Trust will remain the same. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Trust Agreement.

OBJECTIVE OF THE TRUSTS


    U.S. TREASURY TRUSTS. The objectives of the U.S. Treasury Trusts are to provide current income consistent with preservation of capital and investment flexibility. The U.S. Treasury Trusts seek to achieve this objective through investment in a portfolio of U.S. Treasury Obligations with differing maturities which are backed by the full faith and credit of the United States Government. Interest income distributed by each U.S. Treasury Trust is exempt from state and local personal income taxes in all states.



    CORPORATE TRUSTS. The objectives of the Corporate Trusts are to provide a high level of current income consistent with preservation of capital provided primarily by a portfolio of investment grade, corporate debt obligations issued after July 18, 1984. In addition, certain Corporate Trusts may also contain U.S. Treasury obligations. The Corporate Trusts may be an appropriate investment vehicle for investors who wish to participate in a portfolio of taxable fixed income obligations issued by corporate obligors with greater diversification than investors might be able to acquire individually. Corporate Bonds of the type deposited in the Corporate Trusts often are not available in small amounts. Diversification of the Corporate Trusts' assets will not eliminate the risk of loss always inherent in the ownership of corporate debt obligations.


    Units of both the U.S. Treasury Trusts and the Corporate Trusts are available to non-resident aliens and the income from the Trusts, provided certain conditions are met, will be exempt from withholding for such foreign investors. There is, of course, no guarantee that the Trusts' objectives will be achieved.

SUMMARY OF PORTFOLIOS

    In selecting U.S. Treasury Obligations for deposit in the U.S. Treasury Trusts the following factors, among others, were considered by the Sponsor: (a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and
(c) the maturities of such obligations.


    In selecting Corporate Bonds for deposit in the Corporate Trusts, the following factors, among others, were considered by the Sponsor: (a) the prices and yields of such Corporate Bonds relative to other Corporate Bonds of similar quality and maturity, including the extent to which such Corporate Bonds are traded at a premium or discount from par; (b) the present rating and credit quality of the issuers of the Corporate Bonds and the potential improvement in the credit quality of such issuers; (c) the diversification of the Corporate Bonds as to location of issuer; (d) the income to the Unitholders of the Corporate Trusts; (e) whether the Corporate Bonds were issued after July 18, 1984; (f) the stated maturities and call provisions of the Corporate Bonds; (g) whether the Corporate Bonds were issued by a utility company; and (h) whether the Corporate Bonds were insured and the availability and cost of insurance for the Corporate Bonds.


RISK FACTORS

    U.S. TREASURY OBLIGATIONS. U.S. Treasury Obligations are direct obligations of the United States and are backed by its full faith and credit although the Units are not so backed. The U.S. Treasury Obligations are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

    An investment in Units of a Trust which contains U.S. Treasury Obligations should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the U.S. Treasury Obligations and hence the Units will decline with increases in interest rates. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will exist in the future.

    CORPORATE DEBT OBLIGATIONS. An investment in Units of a Corporate Trust should be made with an understanding of the risks that an investment in fixed rate, investment grade corporate debt obligations may entail, including the risk that the value of the Units will decline with increases in interest rates. Although in recent years interest rates have been relatively stable, the high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and thus in the value of fixed rate, debt obligations generally. Generally, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. The Corporate Trusts consist of Corporate Bonds that, in many cases, do not have the benefit of covenants that would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings that could have the effect of reducing the ability of the issuer to meet its obligations and might result in the ratings of the Corporate Bonds and the value of the underlying portfolio being reduced.

    Should the issuer of any Corporate Bond default in the payment of principal or interest, the Corporate Trust may incur additional expenses seeking payment on the defaulted Bond. Because amounts (if any) recovered by a Corporate Trust in payment under the defaulted Corporate Bond may not be reflected in the value of the Units until actually received by such Corporate Trust, and depending upon when a Unitholder purchases or sell his or her Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

    UTILITY ISSUES. Certain of the Corporate Bonds in a Corporate Trust may be obligations of utility issuers. In general, utilities are regulated monopolies engaged in the business of supplying light, water, power, heat, transportation or means of communication. Historically, the utilities industry has provided investors in securities issued by companies in this industry with high levels of reliability, stability and relative total return on their investments. However, an investment in a Corporate Trust which contains obligations of utility issuers should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of such Corporate Bonds in certain Corporate Trusts to make payments of principal and/or interest on such Corporate Bonds.


    Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. Also, changes in certain accounting standards currently under consideration by the Financial Accounting Standards Board could cause significant write-downs of assets and reductions in earnings for many investor-owned utilities. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other. Finally, utilities may be subject to deregulation and competitive pressures from alternative providers. In this environment utilities may have costs upon which they are unable to earn a rate of return, which will negatively impact the issues of Corporate Bonds.


    Certain of the issuers of the Corporate Bonds in a Corporate Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remains present through completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

    In view of the uncertainties discussed above, there can be no assurance that any bond issuer's share of the full cost of nuclear units under construction ultimately will be recovered in rates or of the extent to which a bond issuer could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on the financial condition or the results of operations or on a bond issuer's ability to make interest and principal payments on its outstanding debt.

    Other general problems of the gas, water, telephone and electric utility industry (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuer of any utility bonds in a Corporate Trust to make payments due on these Corporate Bonds.

    In addition, the ability of state and local joint action power agencies to make payments on bonds they have issued is dependent in large part on payments made to them pursuant to power supply or similar agreements.

    Courts in Washington and Idaho have held that certain agreements between Washington Public Power Supply System ("WPPSS") and the WPPSS participants are unenforceable because the participants did not have the authority to enter into the agreements. While these decisions are not specifically applicable to agreements entered into by public entities in other states, they may cause a reexamination of the legal structure and economic viability of certain projects financed by joint action power agencies, which might exacerbate some of the problems referred to above and possibly lead to legal proceedings questioning the enforceability of agreements upon which payment of these bonds may depend.

    Business conditions of the telephone industry in general may affect the performance of a Trust. General problems of telephone companies include regulation of rates for service by the FCC and various state or other regulatory agencies. However, over the last several years regulation has been changing, resulting in increased competition. The new approach is more market oriented, more flexible and more complicated. For example, Federal and certain state regulators have instituted "price cap" regulation which couples protection of rate payers for basic services with flexible pricing for ancillary services. These new approaches to regulation could lead to greater risks as well as greater rewards for operating telephone companies such as those that may be included in the Trusts. Inflation has substantially increased the operating expenses and cost of plant required for growth, service, improvement and replacement of existing plant. Continuing cost increases, to the extent not offset by improved productivity and revenues from increased business, would result in a decrease in rate of return and a continuing need for rate increases. Although allowances are generally made in rate making proceedings for cost increases, delays may be experienced in obtaining the necessary rate increases and there can be no assurance that the regulatory agencies will grant rate increases adequate to cover operating and other expenses and debt service requirements. To meet increasing competition, telephone companies will have to commit substantial capital, technological and marketing resources. Telephone usage, and therefore revenues, could also be adversely affected by any sustained economic recession. New technology, such as cellular service and fiber optics, will require additional capital outlays. The uncertain outcomes of future labor agreements may also have a negative impact on the telephone companies. Each of these problems could adversely affect the ability of the telephone company issuers of any Corporate Bonds in a Corporate Trust to make payments of principal and interest on their Corporate Bonds.

    GENERAL. Certain of the Securities may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to a Trust. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

COMPOSITION OF TRUSTS

    Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "SCHEDULE OF INVESTMENTS" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain Securities deposited in a Trust to create additional Units, in substitution for Securities not delivered to a Trust or in exchange or substitution for Securities upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Securities.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Securities delivered to the Trustee represent an obligation by issuers or dealers to deliver Securities to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Securities which have not been issued as of the Initial Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Securities. Although the Sponsor believes it unlikely, if such Securities, or replacement Securities described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Securities provide for delivery dates after the date of settlement for purchases made on the Initial Date of

Deposit. Interest on such "when issued" and "delayed delivery" Securities accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Securities during the interval between their purchase of Units and the delivery of the Securities because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Initial Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth under "ESSENTIAL INFORMATION" in Part A of this Prospectus. Those Securities in each Trust purchased with delivery dates after the date of settlement for purchases made on the Initial Date of Deposit are so noted in the "SCHEDULE OF INVESTMENTS" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN SECURITIES. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("FAILED SECURITIES"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified securities ("REPLACEMENT SECURITIES") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Securities they replace. For U.S. Treasury Trusts, the Replacement Securities must be substantially identical to the Failed Securities they replace in terms of (i) the exemption from state and local taxation; (ii) maturity; and (iii) cost to the U.S. Treasury Trust. For Corporate Trusts, the Replacement Securities (i) must be payable in United States currency, (ii) must be purchased at a price that results in a yield to maturity and a current return at least equal to that of the Failed Securities as of the Initial Date of Deposit, (iii) must satisfy any rating criteria for Securities originally included in the Corporate Trust, (iv) must be insured prior to acquisition by the Corporate Trust, (v) must be corporate bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those or the Failed Securities having no warrants or subscription privileges attached and (vi) be issued after July 18, 1984. In addition, for any Trust, Replacement Securities shall not be "when, as and if issued" Securities. Whenever a Replacement Security has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust.

    To the extent Replacement Securities are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Securities not replaced, and the principal and accrued interest attributable to such Securities shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor. In the event Failed Securities in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF SECURITIES. Certain of the Securities may from time to time under certain circumstances be sold or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

    LITIGATION. To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

INSURANCE ON THE CORPORATE BONDS

    All Bonds in an insured Corporate Trust ("INSURED CORPORATE TRUST") portfolio except for any U.S. Treasury obligations contained in such portfolio are insured as to the scheduled payment of interest and principal either by the issuer of the Corporate Bonds or by the Sponsor under a financial guaranty insurance policy obtained from MBIA Insurance Corporation ("MBIA"). The premium for each such insurance policy has been paid in advance by such issuer or the Sponsor and each such policy is non-cancellable and will remain in force so long as the Corporate Bonds are outstanding and MBIA remains in business. No premiums for such insurance are paid by any Corporate Trust. If MBIA is unable to meet its obligations under its policy or if the rating assigned to the claims-paying ability of MBIA deteriorates, no other insurer has any obligation to insure any issue adversely affected by either of these events.

    The aforementioned insurance guarantees the scheduled payment of principal and interest on all of the Corporate Bonds in an Insured Corporate Trust except for any U.S. Treasury obligations. It does not guarantee the market value of the Corporate Bonds or the value of the Units of a Corporate Trust. This insurance is effective so long as the Corporate Bond is outstanding, whether or not held by a Corporate Trust. Therefore, any such insurance may be considered to represent an element of market value in regard to the Corporate Bonds, but the exact effect, if any, of this insurance on such market value cannot be predicted.

    MBIA, formerly known as Municipal Bond Investors Insurance Corporation, is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has one European branch in the Republic of France.


    As of December 31, 1996, MBIA had admitted assets of $4.4 billion (audited), total liabilities of $3.0 billion (audited), and total capital and surplus of $1.4 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA Corporation's financial statements prepared in accordance with statutory accounting practices are available from MBIA Corporation. The address of MBIA Corporation is 113 King Street, Armonk, New York 10504.


    Moody's rates all bond issues insured by MBIA "Aaa" and short term loans "MIG 1," both designated to be of the highest quality. Standard & Poor's, upon request, rates all new issues insured by MBIA "AAA."


    Because the Corporate Bonds in an Insured Corporate Trust (other than U.S. Treasury Obligations) are insured as to the scheduled payment of principal and interest and on the basis of the financial condition and the method of operation of MBIA, Standard & Poor's has assigned to Units in such Insured Corporate Trusts its "AAA" investment rating. This is the highest rating assigned to securities by such rating agency and will remain in effect for a period of 13 months following an Insured Corporate Trust's Initial Date of Deposit, unless renewed. These ratings should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of an Insured Corporate Trust or the Units thereof.



    Bonds in an Insured Corporate Trust for which insurance has been obtained by the issuer thereof or by the Sponsor from MBIA (all of which were rated "AAA" by Standard & Poor's and "Aaa" by Moody's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's and "Aaa" by Moody's. In selecting Corporate Bonds for the portfolio of a Corporate Trust, the Sponsor has applied the criteria hereinbefore described.

PUBLIC OFFERING PRICE


    The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate offering prices of the Securities deposited therein (minus any advancement to the principal account of the Trust made by the Trustee) plus a sales charge as set forth in Part A of this Prospectus, in each case adding to the total thereof, accrued interest and the cash held by the Trust, if any (minus accrued expenses and any advances to the Trust made by the Trustee), and dividing the sum so obtained by the number of Units outstanding in the Trust. See "UNIT VALUE AND EVALUATION."



    The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations units of equity products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.



    For "secondary market" sales, the Public Offering Price per Unit of each Trust is based on the Trustee's determination of the bid price of each Security in the Trust and includes a sales charge as set forth below based upon the number of years remaining to the maturity of each such Security. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Securities in a Trust portfolio based upon the maturities of such Securities. As shown, the sales charge on Securities in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to volume purchases:



Corporate Trust Secondary Market Sales Charges



                                                                       AMOUNT OF PURCHASE*
                              -----------------------------------------------------------------------------------------------------
                                            $50,000      $100,000     $250,000     $500,000    $1,000,000   $2,500,000
                                UNDER          TO           TO           TO           TO           TO           TO       $5,000,000
YEARS TO MATURITY              $50,000      $99,999      $249,999     $499,999     $999,999    $2,499,999   $4,999,999    OR MORE
----------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Less than 1...................         0           0            0            0            0           0            0            0
1 but less than 2.............     1.523 %     1.446 %      1.369 %      1.317 %      1.215 %     1.061  %      .900  %      .750  %
2 but less than 3.............     2.041       1.937        1.833        1.729        1.626       1.420        1.225        1.030
3 but less than 4.............     2.564       2.433        2.302        2.175        2.041       1.781        1.546        1.310
4 but less than 5.............     3.093       2.961        2.828        2.617        2.459       2.175        1.883        1.590
5 but less than 7.............     3.627       3.433        3.239        3.093        2.881       2.460        2.165        1.870
7 but less than 10............     4.167       3.951        3.734        3.520        3.239       2.828        2.489        2.150
10 but less than 13...........     4.712       4.467        4.221        4.004        3.788       3.253        2.842        2.430
13 but less than 16...........     5.263       4.988        4.712        4.439        4.167       3.627        3.169        2.710
16 or more....................     5.820       5.542        5.263        4.987        4.603       4.004        3.500        3.000


 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.


U.S. Treasury Trust Secondary Market Sales Charges



                                                                       AMOUNT OF PURCHASE*
                              -----------------------------------------------------------------------------------------------------
                                            $50,000      $100,000     $250,000     $500,000    $1,000,000   $2,500,000
                                UNDER          TO           TO           TO           TO           TO           TO       $5,000,000
YEARS TO MATURITY              $50,000      $99,999      $249,999     $499,999     $999,999    $2,499,999   $4,999,999    OR MORE
----------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Less than 1...................         0           0            0            0            0           0            0            0
1 but less than 2.............      1.10 %      1.00 %       0.90 %       0.90 %       0.80 %      0.70  %      0.60  %      0.50  %
2 but less than 3.............      1.40        1.30         1.30         1.20         1.10        1.00         0.80         0.70
3 but less than 4.............      1.60        1.50         1.50         1.40         1.30        1.10         1.00         0.80
4 but less than 5.............      1.80        1.70         1.70         1.50         1.40        1.30         1.10         0.90
5 but less than 7.............      1.90        1.80         1.70         1.70         1.50        1.30         1.20         1.00
7 but less than 10............      2.20        2.10         2.00         1.90         1.70        1.50         1.30         1.20
10 but less than 13...........      2.70        2.60         2.40         2.30         2.20        1.90         1.70         1.40
13 but less than 16...........      3.30        3.10         2.90         2.80         2.60        2.30         2.00         1.70
16 or more....................      3.60        3.40         3.30         3.10         2.90        2.50         2.20         1.90



 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $500,000 and 10,000 Units to $1 million, etc., and will be applied on that basis which is more favorable to the purchaser.



    The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Corporate Trust, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Trust will depend on the maturities of the Securities in the portfolio of such Trust.


    Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the aggregate principal amount of Securities deposited in the Trust during the initial offering period of the Trust.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "EXCHANGE") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "ACCRUED INTEREST."


    The graduated sales charges set forth in the tables provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-laws, sons - and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings, ("IMMEDIATE FAMILY MEMBERS") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above).


    Units may be purchased in the primary market with a sales charge as provided for "Wrap Accounts" as set forth in Part A of this Prospectus by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "DISCOUNTED PURCHASES"). In addition, such investors may purchase Units in the secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Trust is based upon a pro rata share of the offering prices per Unit of the Securities in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the bid prices per Unit of the Securities in such Trust plus the applicable sales charge. The offering prices of Securities in a Trust may be expected to average between 1/2% to 2% more than the bid prices of such Securities. The difference between the bid side evaluation and the offering side evaluation of the Securities in each Trust on the business day prior to the Initial Date of Deposit is shown in the discussion of each Trust portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS


    During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the offering prices of the Securities in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of certain Trusts at its own expense and continuously to offer to purchase Units of each such Trust at prices, subject to change at any time, which are based upon the bid prices of Securities in the respective portfolios of such Trusts. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "REDEMPTION.") In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.


    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

ACCRUED INTEREST


    Accrued interest is the accumulation of unpaid interest on a security bond from the last day on which interest thereon was paid. Interest on Securities in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.



    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Securities as of the Initial Date of Deposit (which has been designated the first Record Date). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Initial Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the preceding Record Date to, but not including, the date of settlement of the investor's purchase (three business days after purchase). The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Securities deposited in each Trust.


    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Securities in the Trusts. Since interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution approximately 30 to 60 days after the Initial Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated in Part A of this Prospectus. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the purchase price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "DISTRIBUTIONS TO UNITHOLDERS?") As Securities mature, or are redeemed or sold, the accrued interest applicable to such securities is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN


    The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Securities in the Trust's portfolio calculated in accordance with accepted practice and adjusted to reflect expenses and sales charges. Under accepted practice, securities are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the securities but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the security's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Trust's portfolio is derived by weighting each Security's yield by the market value of the Security and by the amount of time remaining to the date to which the Security is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will effect the return.


    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Securities in a Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Trust, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Securities. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual securities in the portfolio, and differences between the expected remaining life of portfolio securities and the actual length of time that they remain in a Trust; such actual holding periods may be reduced by termination of a Trust, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted herein are based on the market value of the underlying Securities on the business day prior to the Initial Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Securities and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor in a Trust who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Trust may be treated, in the first year only, as a return of principal due to the inclusion in the Trust portfolio of "when-issued" or other Securities having delivery dates after the date of settlement for purchases made on the Initial Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual

Interest Income and treated as an adjustment to the Public Offering Price. (See "Essential Information" appearing in Part A of this Prospectus, "COMPOSITION OF TRUSTS" and "TAX STATUS").



    A comparison of estimated current returns with the returns on various other taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Nuveen Trusts with returns on taxable investments such as corporate or U.S. Government securities, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. In addition, the Sponsor may compare the performance of various indices with the performance of U.S. Government securities and bank CDs. U.S. Government securities, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.


EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT


    The prices at which the Securities deposited in the Trusts would have been offered to the public on the business day prior to the Initial Date of Deposit were determined by the Trustee on the basis of an evaluation of such securities prepared by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities.


    The amount by which the Trustee's determination of the OFFERING PRICES of the Securities deposited in the Trust was greater or less than the cost of such Securities to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

TAX STATUS


    For purposes of the following discussion and opinions, it is assumed that each Security is debt for federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:


        1. Each Trust is not an association taxable as a corporation for federal income tax purposes.


        2. Each Unitholder will be considered the owner of a pro rata portion of each of the Trust assets for federal income tax purposes under Subpart E, Subchapter J of Chapter 1 of the Internal Revenue Code of 1986, as amended (the "CODE"). Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by a Trust. Each Unitholder will be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his interest in any Security held by a Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.



        3. Each Unitholder will have a taxable event when a Security is disposed of (whether by sale, exchange, liquidation, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all the assets of the Trust. Such basis is determined (before adjustments described below) by apportioning the tax basis for the Units among each of the Trust assets, according to value as of the valuation date nearest the date of acquisition of the Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Securities delivered after the date on which the Unitholders pay for their Units to the extent that such interest accrued on such Securities before the date the Trust acquired ownership of the Securities (and the amount of this reduction may exceed the amount of accrued interest paid to the sellers) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. It should be noted that certain legislative proposals have been made which could effect the calculation of basis for Unitholders holding securities that are substantially identical to the Securities. Unitholders should consult their own tax advisors with regard to calculation of basis. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Securities, (whether by sale, exchange, payment on maturity, redemption or otherwise) gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholders' pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Security which was issued with original issue discount (including the U.S. Treasury obligations) (or which has market discount) must be increased by the amount of accrued original issue discount (and market discount if the Unitholder elects to include market discount in income as it accrues) and the basis of each Unit and of each Security which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. A Trust may contain certain "zero coupon" Securities (the "STRIPPED TREASURY SECURITIES") that are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "REGULATION") issued on December 28, 1992, that the amount of original issue discount determined under Section 1286 of the Code is not less than a DE MINIMIS amount as determined thereunder. Because the Stripped Treasury Securities represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial cost for his pro rata portion of each Stripped Treasury Security held by a Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Stripped Treasury Securities held by a Trust as such original issue discount accrues and will, in general, be subject to federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a DE MINIMIS amount as determined under the Regulation. To the extent that the amount of such discount is less than the respective DE MINIMIS amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Stripped Treasury Securities, this method will generally result in an increasing amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discounts.



    Limitations on Deductibility of Trust Expenses by Unitholders -- Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, may be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income (similar limitations also apply to estates and trusts). Unitholders may be required to treat some or all of the expenses paid by each Trust as miscellaneous itemized deductions subject to this limitation.



    Premium -- If a Unitholder's tax basis of his pro rata portion in any Securities held by a Trust exceeds the amount payable by the issuer of the Security with respect to such pro rata interest upon the maturity of the Security, such excess would be considered "premium" which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code. Unitholders should consult their tax advisers regarding whether such election should be made and the manner of amortizing premium.



    Original Issue Discount -- Certain of the Securities in a Trust may have been acquired with "original issue discount." In the case of any Securities in a Trust acquired with "original issue discount" that exceeds a "DE MINIMIS" amount as specified in the Code or in the case of the Stripped Treasury Securities as specified in the Regulation, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Securities are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Securities. Unitholders should consult their tax advisers as to the amount of original issue discount as it accrues.


    Special original issue discount rules apply if the purchase price of the Security by a Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "ADJUSTED ISSUE PRICE"). Similarly, these special rules would apply to a Unitholder if the tax basis of his pro rata portion of a Security issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unitholders should also consult their tax advisers regarding these special rules.


    It is possible that a Corporate Bond that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution of stock (e.g., dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporation.


    Market Discount -- If a Unitholder's tax basis in his pro rata portion of Securities is less than the allocable portion of such Security's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "REVISED ISSUE PRICE"), such difference will constitute market discount unless the amount of market discount is "DE MINIMIS" as specified in the Code. Market discount accrues daily computed on a straight-line basis, unless the Unitholder elects to calculate accrued market discount under a constant-yield method. The market discount rules do not apply to Stripped Treasury Securities because they are stripped debt instruments subject to special original issue discount rules discussed above. Unitholders should consult their own tax advisers regarding whether an election should be made and as to the amount of market discount which accrues.


    Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Securities, on the sale, maturity or disposition of such Securities by a Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisors regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.


    Computation of the Unitholder's Tax Basis -- The tax basis of a Unitholder with respect to his interest in a Security is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Securities held by a Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unitholder has properly elected to amortize under
Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of a Trust.


    Recognition of Taxable Gain or Loss upon Disposition of Obligations by a Trust or Disposition of Unit -- A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in a Security is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor (subject to various non-recognition provisions of the Code). (Any gain recognized on a sale or exchange and not constituting a realization of accrued "market discount," and any loss, will generally be capital gain or loss except in the case of a dealer or financial institution.) As previously discussed, gain realized on the disposition of the interest of a Unitholder in any Security deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of a Security by a Trust or the disposition of Units by a Unitholder will be short-term capital gain (or loss) unless the Unitholder has held his Units for more than one year in which case such capital gain or loss will be long-term. For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over short-term capital loss for a taxable year) are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. The tax basis reduction requirements of the Code relating to amortization of Security premium may, under some circumstances, result in the Unitholder's realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.


    If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets, including his pro rata portion of all of the Securities represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.


    "The Revenue Reconciliation Act of 1993" (the "TAX ACT") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units. Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unitholders should consult their own tax advisors with regard to any such constructive sales rules.



    Foreign Investors -- A Unitholder who is a foreign investor (I.E., an investor other than a U.S. citizen or resident of a U.S. corporation, partnership, estate or trust) will not be subject to United States federal income taxes, including withholding taxes, on amounts distributed from the Trust (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Security or the sale of his Units PROVIDED that (i) the interest income or gain is not effectively connected to the conduct by the foreign investor of a trade or business within the United States, (ii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his taxable year, (iii) the foreign investor provides all certification which may be required of his or her status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter) and (iv) FURTHER PROVIDED that the exemption from withholding for U.S. Federal income taxes for interest on any U.S. Securities shall apply to the extent the securities were issued after July 18, 1984. Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.


    It should be noted that the Tax Act includes a provision which eliminates the exemption from United States taxation, including withholding taxes, for certain "contingent interest." The provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.


    In the opinion of Carter, Ledyard & Milburn, special counsel to the Trusts for New York tax matters each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.


    General -- Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder including amounts received upon the redemption of the Units will be subject to back-up withholding.



    The Sponsor believes that investors who are individuals will not be subject to any state or local personal income taxes on the interest received by the U.S. Treasury Trusts and distributed to them. However, investors (including individuals) may be subject to state and local taxes on any capital gains (or market discount treated as ordinary income) derived from the U.S. Treasury Trusts and to other state and local taxes (including corporate income or franchise taxes, personal property or intangibles taxes, and estate or inheritance taxes) on their Units or the income derived therefrom. In addition, individual investors (and any other investors which are not subject to state and local taxes on the interest income derived from the U.S. Treasury Trusts) will probably not be entitled to a deduction for state and local tax purposes for their share of the fees and expenses paid by the U.S. Treasury Trusts, for any amortized bond premium or for any interest on indebtedness incurred to purchase or carry their Units. Therefore, even though the Sponsor believes that interest income from the U.S. Treasury Trusts is exempt from state and local personal income taxes in all states, investors should consult their own tax advisers with respect to state and local taxation.


    The foregoing discussion relates only to United States federal income taxes and applies only to the Trusts which are described in this Prospectus; Unitholders may be subject to state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unitholders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units and the tax treatment of Securities acquired at an original issue discount or market discount and premium, if any.

TRUST OPERATING EXPENSES

    No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor does, however, receive those fees as set forth in "EXPENSE INFORMATION" in Part A of this Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio. (See "UNIT VALUE AND EVALUATION.")

    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Trust as set forth in "EXPENSE INFORMATION" appearing in Part A of this Prospectus. Each annual fee is per $1,000 principal amount of the underlying Securities in a Trust for that portion of the Trust that represents a particular plan of distribution. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

    Premiums for the policies of insurance obtained by the Sponsor or by the Corporate Bond issuers with respect to the Corporate Bonds in the Insured Corporate Trusts have been paid in full prior to the deposit of the Corporate Bonds in the Corporate Trusts, and the value of such insurance has been included in the evaluation of the Corporate Bonds in each Corporate Trust and accordingly in the Public Offering Price of Units of each Corporate Trust. There are no annual continuing premiums for such insurance.


    All or a portion of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any other non-material out-of-pocket expenses, will be amortized and paid by the Trust over the lesser of 60 months or the life of the Trust. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.


    The Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

DISTRIBUTIONS TO UNITHOLDERS


    Interest received by the Trustee on the Securities in each Trust, including that part of the proceeds of any disposition of Securities which represents accrued interest and including any insurance proceeds representing interest due on defaulted Corporate Bonds, shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.


    The pro rata share of cash in the Principal Account in each Trust will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. With the exception of proceeds received from maturing U.S. Treasury Obligations by the U.S. Treasury Trusts, proceeds received from the disposition, including sale, call or maturity, of any of the Securities and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. Proceeds received by a U.S. Treasury Trust as a result of the maturity of an underlying U.S. Treasury Obligation will be distributed within five business days after such U.S. Treasury Obligation matures to Unitholders of record on such maturity date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.

    The pro rata share of the Interest Account in each Trust will be computed by the Trustee as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.


    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date after the Initial Date of Deposit will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record dates for semi-annual distributions will be the first day of May and November. See Part A of this Prospectus for details of distributions per Unit of each Trust based upon estimated Net Annual Interest Income at the Initial Date of Deposit. The amount of the regular distributions will generally change when Securities are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.


    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. See "OWNERSHIP AND TRANSFER OF UNITS."

    As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

    Unitholders of a Trust which contains Stripped Treasury Securities should note that Stripped Treasury Securities are sold at a deep discount because the buyer of those securities obtains only the right to receive a future fixed payment on the security and not any rights to periodic interest payments thereon. Purchasers of these Securities acquire, in effect, discount obligations that are economically identical to the "zero-coupon bonds" that have been issued by corporations. Zero coupon bonds are debt obligations which do not make any periodic payments of interest prior to maturity and accordingly are issued at a deep discount. Under generally accepted accounting principles, a holder of a security purchased at a discount normally must report as an item of income for financial accounting purposes the portion of the discount attributable to the applicable reporting period. The calculation of this attributable income would be made on the "interest" method which generally will result in a lesser amount of includable income in earlier periods and a corresponding larger amount in later periods. For federal income tax purposes, the inclusion will be on a basis that reflects the effective compounding of accrued but unpaid interest effectively represented by the discount. Although this treatment is similar to the "interest" method described above, the "interest" method may differ to the extent that generally accepted accounting principles permit or require the inclusion of interest on the basis of a compounding period other than the semi-annual period. See "TAX STATUS."

ACCUMULATION PLAN

    The Sponsor is also the principal underwriter of several open-end mutual funds (the "ACCUMULATION FUNDS") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.


    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.


REPORTS TO UNITHOLDERS


    The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities), deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Securities, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year;
(iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

UNIT VALUE AND EVALUATION

    The value of each Trust is determined by the Sponsor on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Securities in the Trust based on the BID prices of the Securities and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Trust and (2) the accrued expenses of the Trust. The result of such computation is divided by the number of Units of the Trust outstanding as of the date thereof to determine the per Unit value ("UNIT VALUE") of such Trust. The Sponsor may determine the value of the Securities in each Trust (1) on the basis of current BID prices of the Securities obtained from dealers or brokers who customarily deal in securities comparable to those held by the Trust, (2) if bid prices are not available for any of the Securities, on the basis of bid prices for comparable securities, (3) by causing the value of the Securities to be determined by others engaged in the practice of evaluating, quoting or appraising comparable securities or (4) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Securities, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Securities.

    Because the insurance obtained by the Sponsor or by the issuers of Corporate Bonds with respect to the Corporate Bonds in the Insured Corporate Trusts is effective so long as such Corporate Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Corporate Bonds and therefore some value attributable to such insurance will be included in the value of Units of Corporate Trusts that include such Corporate Bonds.

DISTRIBUTIONS OF UNITS TO THE PUBLIC

    Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.


    Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less, ($1,000 for IRA Accounts). The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.


    The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus.


    The Sponsor currently intends to maintain a secondary market for Units of certain Trusts. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Trust Units through the Sponsor will be computed based upon the value of the Bonds in the Trust portfolio, including the sales charge computed as described in "PUBLIC OFFERING PRICE", and adjusted to reflect the cash position of the Trust principal account, and will vary with the size of the purchase as shown in the following table:


Corporate Trust Dealer Concessions



                                                               AMOUNT OF PURCHASE*
                            -----------------------------------------------------------------------------------------
                                        $50,000   $100,000   $250,000   $500,000   $1,000,000  $2,500,000
                              UNDER       TO         TO         TO         TO          TO          TO      $5,000,000
YEARS TO MATURITY            $50,000    $99,999   $249,999   $499,999   $999,999   $2,499,999  $4,999,999   OR MORE
--------------------------  ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Less than 1...............      0          0          0          0          0          0           0           0
1 but less than 2.........    1.00%      .90%       .85%       .80%       .70%        .55%       .467%       .389%
2 but less than 3.........    1.30       1.20       1.10       1.00        .90        .73         .634        .538
3 but less than 4.........    1.60       1.45       1.35       1.25       1.10        .90         .781        .662
4 but less than 5.........    2.00       1.85       1.75       1.55       1.40        1.25       1.082        .914
5 but less than 7.........    2.30       2.15       1.95       1.80       1.65        1.50       1.320       1.140
7 but less than 10........    2.60       2.45       2.25       2.10       1.95        1.70       1.496       1.292
10 but less than 13.......    3.00       2.80       2.60       2.45       2.30        2.00       1.747       1.494
13 but less than 16.......    3.25       3.15       3.00       2.75       2.50        2.15       1.878       1.606
16 or more................    3.50       3.50       3.40       3.35       3.00        2.50       2.185       1.873


 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.


U.S. Treasury Trust Dealer Concessions



                                                               AMOUNT OF PURCHASE*
                            -----------------------------------------------------------------------------------------
                                        $50,000   $100,000   $250,000   $500,000   $1,000,000  $2,500,000
                              UNDER       TO         TO         TO         TO          TO          TO      $5,000,000
YEARS TO MATURITY            $50,000    $99,999   $249,999   $499,999   $999,999   $2,499,999  $4,999,999   OR MORE
--------------------------  ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Less than 1...............      0          0          0          0          0          0           0           0
1 but less than 2.........   0.715%     0.650%     0.585%     0.585%     0.520%      0.455%      0.390%      0.325%
2 but less than 3.........    0.910      0.845      0.845      0.780      0.715      0.650       0.520       0.455
3 but less than 4.........    1.040      0.975      0.975      0.910      0.845      0.715       0.650       0.520
4 but less than 5.........    1.170      1.105      1.105      0.975      0.910      0.845       0.715       0.585
5 but less than 7.........    1.235      1.170      1.105      1.105      0.975      0.845       0.780       0.650
7 but less than 10........    1.430      1.365      1.300      1.235      1.105      0.975       0.845       0.780
10 but less than 13.......    1.755      1.690      1.560      1.495      1.430      1.235       1.105       0.910
13 but less than 16.......    2.145      2.015      1.885      1.820      1.690      1.495       1.300       1.105
16 or More................    2.340      2.210      2.145      2.015      1.885      1.625       1.430       1.235



 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $500,000 and 10,000 Units to $1 million, etc., and will be applied on that basis which is more favorable to the purchaser.


    The Sponsor reserves the right to change the amounts of the dealer concessions from time to time.

    Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

    Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

OWNERSHIP AND TRANSFER OF UNITS


    The ownership of Units is evidenced by registered Certificates unless the Unitholder expressly requests that ownership be evidenced by a book entry position recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholder will receive a Book Entry Position Confirmation reflecting their ownership.


    For Trusts allowing optional plans of distribution, Certificates for Units will bear an appropriate notation of their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

REDEMPTION

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholders. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("REDEMPTION PRICE"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "DATE OF TENDER" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. (See "REMOVAL OF SECURITIES FROM THE TRUSTS.") Units so redeemed shall be cancelled. To the extent that Securities are sold from the Trusts, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price is determined on the basis of the BID prices of the Securities in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Securities as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, and such determination is made. As of any given time, the difference between the bid and offering prices of such Securities may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Securities, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Securities such difference usually will not exceed 3%.

    The right of redemption may be suspended and payment postponed (1) for any period in which the New York Stock Exchange is closed, other than customary weekend and holiday closings or for any period during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted, (2) for any period during which an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or
(3) for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

PURCHASE OF UNITS BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

REMOVAL OF SECURITIES FROM THE TRUSTS

    Securities will be removed from a Trust as they mature or are redeemed by the issuers thereof. The Indenture also empowers the Trustee to sell Securities for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Securities in each Trust to be sold in such circumstances. In deciding which Securities should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Securities; (3) the effect on income distributions to Unitholders of the sale of various Securities; (4) the effect on principal amount of underlying Securities per Unit of the sale of various Securities; (5) the financial condition of the issuers; and (6) the effect of the sale of various Securities on the investment character of the Trust. Such sales, if required, could result in the sale of Securities by the Trustee at prices less than original cost to the Trust. To the extent Securities are sold, the size and diversity of such Trust will be reduced.

    In addition, the Sponsor is empowered to direct the Trustee to liquidate Securities upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Securities, or an adverse change in market, revenue or credit factors affecting the investment character of the Securities. If a default in the payment of the principal of and/or interest on any of the Securities occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Securities within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Securities forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Securities in a Trust if the Securities in the Trust are the subject of an advanced refunding generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Securities on their redemption date.


    Except as stated in "COMPOSITION OF THE TRUST" regarding the deposit of additional securities or the limited right of substitution of Replacement Securities for Failed Securities, and except for refunding Securities that may be exchanged for Securities under certain conditions specified in the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit securities either in addition to, or in substitution for, any of the Securities initially deposited in a Trust.


INFORMATION ABOUT THE TRUSTEE

    The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS


    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.


    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

INFORMATION ABOUT THE SPONSOR


    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.



    A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of almost a century of investment experience, including one of the most recognized research departments in the industry.



    To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 11 regional offices.


    To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trusts' sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

OTHER INFORMATION
  AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to permit the deposit or acquisition of securities either in addition to, or in substitution for any of the Securities initially deposited in any Trust except as stated in "COMPOSITION OF THE TRUSTS" regarding the creation of additional Units and the limited right of substitution of Replacement Securities and except for the substitution of refunding securities under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Trust may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the aggregate principal amount of Securities deposited in a Trust during the initial offering period of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Securities originally deposited in the portfolio. (See "ESSENTIAL INFORMATION" appearing in Part A of this Prospectus.) The sale of Securities from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Securities held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fortieth anniversary of its execution for Long-Term, Long Intermediate, and Intermediate Trusts or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Trusts.


    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Securities in the Trust then held and shall deduct from the assets of the Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

LEGAL OPINION


    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee and special New York tax counsel with respect to the Trusts.


AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about their respective Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts.

                               NUVEEN UNIT TRUSTS
                               PROSPECTUS--PART B
                                  MAY 29, 1997

                Sponsor  John Nuveen & Co.
                         Incorporated
                         333 West Wacker Drive
                         Chicago, IL 60606-1286

                Trustee  The Chase Manhattan Bank
                         4 New York Plaza
                         New York, NY 10004-2413
                         Telephone: 800-257-8787

       Legal Counsel to  Chapman and Cutler
                Sponsor  111 West Monroe Street
                         Chicago, IL 60603

            Independent  Arthur Andersen LLP
     Public Accountants 33 West Monroe Street for the Trusts Chicago, IL 60603


    Except as to statements made herein furnished by the Trustee, the Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information contained in this Prospectus.



    This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.



    No person is authorized to give any information or to make representations not contained in this Prospectus or in supplemental information or sales literature prepared by the Sponsor, and any information or representation not contained therein must not be relied upon as having been authorized by either the Trusts, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any Person to whom it is not lawful to make such offer in such state. The Trusts are registered as a Unit Investment Trusts under the Investment Company Act of 1940, as amended. Such registration does not imply that the Trusts or any of their Units have been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.

                               NUVEEN UNIT TRUSTS
                             INFORMATION SUPPLEMENT
               NUVEEN U.S. TREASURY TRUST, SERIES 1 (SHORT-TERM)
              NUVEEN U.S. TREASURY TRUST, SERIES 2 (INTERMEDIATE)



____The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("PROSPECTUS"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.


    This Information Supplement is dated May 29, 1997. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS


ACCUMULATION PLAN......................................................................          2
INFORMATION ABOUT THE SPONSOR..........................................................          3
EFFECT OF STATE PERSONAL INCOME TAX EXEMPTION..........................................          5
DESCRIPTION OF RATINGS.................................................................          7

ACCUMULATION PLAN

    The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 621-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

    The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST
    Nuveen Municipal Bond Fund
    Nuveen Insured Municipal Bond Fund
    Nuveen Flagship All-American Municipal Bond Fund
    Nuveen Flagship Limited Term Municipal Bond Fund
    Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I
    Nuveen Flagship Arizona Municipal Bond Fund
    Nuveen Flagship Colorado Municipal Bond Fund
    Nuveen Flagship Florida Municipal Bond Fund
    Nuveen Flagship Florida Intermediate Municipal Bond Fund
    Nuveen Maryland Municipal Bond Fund
    Nuveen Flagship New Mexico Municipal Bond Fund
    Nuveen Flagship Pennsylvania Municipal Bond Fund
    Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II
    Nuveen California Municipal Bond Fund
    Nuveen California Insured Municipal Bond Fund
    Nuveen Flagship Connecticut Municipal Bond Fund
    Nuveen Massachusetts Municipal Bond Fund
    Nuveen Massachusetts Insured Municipal Bond Fund
    Nuveen Flagship New Jersey Municipal Bond Fund
    Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
    Nuveen Flagship New York Municipal Bond Fund
    Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III
    Nuveen Flagship Alabama Municipal Bond Fund
    Nuveen Flagship Georgia Municipal Bond Fund
    Nuveen Flagship Louisiana Municipal Bond Fund
    Nuveen Flagship North Carolina Municipal Bond Fund
    Nuveen Flagship South Carolina Municipal Bond Fund
    Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV
    Nuveen Flagship Kansas Municipal Bond Fund
    Nuveen Flagship Kentucky Municipal Bond Fund
    Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
    Nuveen Flagship Michigan Municipal Bond Fund
    Nuveen Flagship Missouri Municipal Bond Fund
    Nuveen Flagship Ohio Municipal Bond Fund
    Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund
Nuveen Growth and Income Stock Fund

Nuveen Balanced Stock and Bond Fund

Nuveen Balanced Municipal and Stock Fund

MONEY MARKET FUNDS

Nuveen California Tax-Free Money Market Fund
Nuveen Massachusetts Tax-Free Money Market Fund
Nuveen New York Tax-Free Money Market Fund
Nuveen Tax-Free Reserves, Inc.
Nuveen Tax-Exempt Money Market Fund, Inc.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("BUSINESS DAY") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

    The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR


    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.



    A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of almost a century of investment experience, including one of the most recognized research departments in the industry.



    To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.



    The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc. Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen

Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Washington Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $35 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 11 regional offices.


    To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

    The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("FIRMS") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("FUNDS"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

                 EFFECT OF STATE PERSONAL INCOME TAX EXEMPTION


    The following Chart shows what the return on security that is subject to state personal income taxes would have to be in order to equal 5.00% Estimated Current Return on a U.S. Treasury Series assuming monthly distributions of interest. The chart assumes federal taxable income is equal to state income subject to tax and that the taxpayers are married couples filing jointly with a taxable income equal to $100,000. The state rates shown take into account the effect of the federal deduction for state income taxes.


                                       FULLY TAXABLE RETURN
                                       EQUIVALENT TO 5.00%
                             STATE      ESTIMATED CURRENT
                            PERSONAL    RETURN ON MONTHLY
                           INCOME TAX      PAYMENT U.S.
          STATE             RATE(1)      TREASURY SERIES
-------------------------  ----------  --------------------
Alabama                         3.97%           5.21%
Alaska(1)                       0.00            5.00
Arizona(2)                      2.59            5.13
Arkansas(3)                     4.83            5.25
California(17)                  6.42            5.34
Colorado                        3.45            5.18
Connecticut                     3.04            5.16
Delaware                        4.76            5.25
Florida(4)                      0.00            5.00
Georgia                         4.14            5.22
Hawaii                          6.90            5.37
Idaho                           5.66            5.30
Illinois                        2.07            5.11
Indiana                         2.35            5.12
Iowa(13)                        8.00            5.43
Kansas                          4.45            5.23
Kentucky                        4.14            5.22
Louisiana(16)                   3.17            5.16
Maine(5)                        5.87            5.31
Maryland (State only)           3.45            5.18
Maryland (State and
 County)(6)                     5.52            5.29
Massachusetts(18)               8.28            5.45
Michigan(19)                    3.64            5.19
Minnesota                       5.87            5.31
Missouri                        3.45            5.18
Mississippi                     4.14            5.22
Montana(13)                     8.83            5.48

                                       FULLY TAXABLE RETURN
                                       EQUIVALENT TO 5.00%
                             STATE      ESTIMATED CURRENT
                            PERSONAL    RETURN ON MONTHLY
                           INCOME TAX      PAYMENT U.S.
          STATE             RATE(1)      TREASURY SERIES
-------------------------  ----------  --------------------
Nebraska                        4.82%           5.25%
Nevada(1)                       0.00            5.00
New Hampshire(7)                3.45            5.18
New Jersey                      3.81            5.20
New Mexico(8)                   5.45            5.29
New York State(20)              4.73            5.25
New York (State &
 City)(20)(21)                  7.80            5.42
North Carolina(9)               4.83            5.25
North Dakota(10)                9.65            5.53
Ohio(22)                        4.10            5.21
Oklahoma Method 1(11)           4.83            5.25
Oklahoma Method 2(11)           8.01            5.44
Oregon (12)                     6.21            5.33
Pennsylvania                    1.93            5.10
Rhode Island                    5.88            5.31
South Carolina(13)              4.83            5.25
South Dakota(1)                 0.00            5.00
Tennessee(14)                   4.14            5.22
Texas(1)                        0.00            5.00
Utah(15)                        5.21            5.27
Vermont                         5.35            5.28
Virginia                        3.97            5.21
Washington(1)                   0.00            5.00
Washington D.C.                 6.56            5.35
West Virginia                   4.49            5.24
Wisconsin                       4.78            5.25
Wyoming(1)                      0.00            5.00


    This chart incorporates current applicable State income tax rates.If you live in a locality which imposes local personal income taxes, the fully taxable equivalent return may be greater than as shown on this chart. Yield figures are for example only.

 (1) This state does not impose a state income tax on individuals.


 (2) Please note that if taxable income is equal to $100,001, the state effective rate is equal to 3.16%. These rates take into account that, in effect, state income taxes paid are deductible for Arizona personal income tax purposes.


 (3) The state tax rate shown does not include the income tax surcharge imposed on residents of certain school districts.

 (4) Florida does not impose an income tax on individuals. However, Florida does impose an intangible personal property tax, which is not shown because it is generally based upon property value rather than income.

 (5) The state tax rate shown is based on brackets for 1996. The 1997 brackets may be adjusted for inflation. These adjustments have not yet been released.


 (6) The combined rate for Maryland and Maryland counties assumes a maximum county income tax rate of 60% of the Maryland state rate (which is the maximum allowed under state law). Note, however, that counties may impose a county tax at a rate that is less than 60% of the Maryland state rate.

 (7) The state tax rate shown is the rate at which most interest and dividends are taxed; other types of income are generally not subject to a New Hampshire personal income tax.

 (8) Please note that if taxable income is equal to $100,001, the state effective rate is equal to 5.87%.

 (9) Please note that if taxable income is equal to $100,001, the state effective rate is equal to 5.35%.

(10) We have assumed that the taxpayer has not elected to pay an alternative state income tax that is generally equal to 14% of the taxpayer's federal income tax liability with certain adjustments.

(11) Individual taxpayers in the State of Oklahoma are entitled to make the election as to whether Method 1 or Method 2 will be used in determining state tax liability. If Method 1 is selected, Federal taxes may not be deducted in determining state tax. If Method 2 is selected, Federal taxes may be deducted in determining state tax.

(12) The state tax rate shown is based on brackets for 1996. The 1997 brackets may be indexed by a cost-of-living adjustment.

(13) The state tax rate shown is based on brackets for 1996. The 1997 brackets may be adjusted for inflation.

(14) The state tax rate shown is the rate at which dividends and interest are taxed.

(15) Please note that 50%, rather than 100%, of Federal tax payments are deductible for state tax purposes.

(16) Please note that if taxable income is equal to $100,001, the state effective rate is equal to 4.77%.

(17) The California state tax brackets used were those for 1996. The 1997 brackets will be adjusted to take into account changes in the California Consumer Price Index. These adjustments have not yet been released.

(18) The Massachusetts state tax rate shown is the rate at which interest is taxed. Certain other types of income are taxed at other rates.

(19) The state tax rate for Michigan includes both the individual income tax rate and the intangible tax rate, because the intangible tax is generally based on income received from intangibles.

(20) The state tax rate for New York does not reflect the New York state supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal State income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000.

(21) In addition to the New York state income tax, this includes only the New York City income tax on resident individuals.


(22) The state tax rate does not reflect possible reductions in the State tax rates that may occur if the Director of Budget and Management determines that certain surplus revenues exist. In addition, please note that if taxable income is equal to $100,001, the state effective rate is 4.76%.



DESCRIPTION OF RATINGS



    Standard & Poor's Corporation: A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:



    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.



    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.



    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:



        I.__Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;



        II.__Nature of and provisions of the obligation;



        III.__Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.



    AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.



    AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issues only in small degree.



    A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.



    BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.



    PLUS (+) OR MINUS (-): The ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.



    PROVISIONAL RATINGS:__The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.



    NOTE RATINGS:__A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.



    Note rating symbols are as follows:



    SP-1_ Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.



    SP-2_Satisfactory capacity to pay principal and interest.



RATINGS OF TRUST UNITS



    A Standard & Poor's rating on the units of a unit investment trust (hereinafter referred to collectively as 'units' and 'trusts') is a current assessment of creditworthiness with respect to the investment held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust purchase price will reduce payment to the unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.



    Units rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's and/or certain short-term investments. Standard & Poor's defines its AAA rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong. However, unit ratings may be subject to revision or withdrawal at any time by Standard & Poor's and each rating should be evaluated independently of any other rating. Such rating is only available for the first 13 months after the initial Date of Deposit of a Trust, unless the Sponsor elects to renew the rating.



    MOODY'S INVESTORS SERVICE, INC.__A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follows:



    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.



    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.



    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.



    Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.



    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

    Con. (--)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

                               NUVEEN UNIT TRUSTS
                             INFORMATION SUPPLEMENT
              NUVEEN INSURED CORPORATE TRUST SERIES 1 (LONG-TERM)

    The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("PROSPECTUS"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.

    This Information Supplement is dated May 29, 1997. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS


ACCUMULATION PLAN......................................................................          2
INFORMATION ABOUT THE SPONSOR..........................................................          3
DESCRIPTION OF RATINGS.................................................................          5
ESTIMATED CASH FLOWS...................................................................          9

ACCUMULATION PLAN

    The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 621-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

    The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST
    Nuveen Municipal Bond Fund
    Nuveen Insured Municipal Bond Fund
    Nuveen Flagship All-American Municipal Bond Fund
    Nuveen Flagship Limited Term Municipal Bond Fund
    Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I
    Nuveen Flagship Arizona Municipal Bond Fund
    Nuveen Flagship Colorado Municipal Bond Fund
    Nuveen Flagship Florida Municipal Bond Fund
    Nuveen Flagship Florida Intermediate Municipal Bond Fund
    Nuveen Maryland Municipal Bond Fund
    Nuveen Flagship New Mexico Municipal Bond Fund
    Nuveen Flagship Pennsylvania Municipal Bond Fund
    Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II
    Nuveen California Municipal Bond Fund
    Nuveen California Insured Municipal Bond Fund
    Nuveen Flagship Connecticut Municipal Bond Fund
    Nuveen Massachusetts Municipal Bond Fund
    Nuveen Massachusetts Insured Municipal Bond Fund
    Nuveen Flagship New Jersey Municipal Bond Fund
    Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
    Nuveen Flagship New York Municipal Bond Fund
    Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III
    Nuveen Flagship Alabama Municipal Bond Fund
    Nuveen Flagship Georgia Municipal Bond Fund
    Nuveen Flagship Louisiana Municipal Bond Fund
    Nuveen Flagship North Carolina Municipal Bond Fund
    Nuveen Flagship South Carolina Municipal Bond Fund
    Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV
    Nuveen Flagship Kansas Municipal Bond Fund
    Nuveen Flagship Kentucky Municipal Bond Fund
    Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
    Nuveen Flagship Michigan Municipal Bond Fund
    Nuveen Flagship Missouri Municipal Bond Fund
    Nuveen Flagship Ohio Municipal Bond Fund
    Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund
Nuveen Growth and Income Stock Fund

Nuveen Balanced Municipal and Stock Fund

Nuveen Balanced Stock and Bond Fund

MONEY MARKET FUNDS

Nuveen California Tax-Free Money Market Fund
Nuveen Massachusetts Tax-Free Money Market Fund
Nuveen New York Tax-Free Money Market Fund
Nuveen Tax-Free Reserves, Inc.
Nuveen Tax-Exempt Money Market Fund, Inc.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("BUSINESS DAY") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

    The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR


    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.



    A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of almost a century of investment experience, including one of the most recognized research departments in the industry.



    To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.



    The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc. Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen

Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Washington Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $35 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 11 regional offices.


    To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

    The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("FIRMS") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("FUNDS"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

DESCRIPTION OF RATINGS

    Standard & Poor's Corporation;. A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

        I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

        II.  Nature of and provisions of the obligation;

        III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

    AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issues only in small degree.

    A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

    BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

    SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

    SP-2 Satisfactory capacity to pay principal and interest.

RATINGS OF INSURED TRUST UNITS


    A Standard & Poor's rating on the units of a unit investment trust (hereinafter referred to collectively as 'units' and 'trusts') is a current assessment of creditworthiness with respect to the investment held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust purchase price will reduce payment to the unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.

    Units rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's and/or certain short-term investments. Standard & Poor's defines its AAA rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong. However, unit ratings may be subject to revision or withdrawal at any time by Standard & Poor's and each rating should be evaluated independently of any other rating. Such rating is only available for the first 13 months after the initial Date of Deposit of a Trust, unless the Sponsor elects to renew the rating.


    MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follows:

    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

    Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

    Con. (--)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

NOTE RATINGS:

    MIG 1--This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2--This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

ESTIMATED CASH FLOWS

    The tables below set forth the estimated distributions per Unit of interest and principal to Unitholders under each plan of distribution. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying Bonds prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change, actual distributions will vary. There is no guarantee that the principal amount distributed to a Unitholder by the Trust will be equivalent to the investor's original investment.
--------------------------------------------------------------------------------

MONTHLY
                                                                                       Total
                                                                                   Principal
                                                                                  & Interest
Dates                                                                                Payment
--------------------------------------------------------------------------------------------
7/15/97.....................................................................       $0.6358
8/15/97 - 6/15/02...........................................................        0.5961
7/15/02 - 5/15/23...........................................................        0.5976
6/15/23.....................................................................       13.0976
7/15/23.....................................................................       13.0217
8/15/23 - 9/15/23...........................................................        0.4434
10/15/23....................................................................       12.9434
11/15/23 - 01/15/24.........................................................        0.3708
2/15/24.....................................................................       12.8708
3/15/24 - 6/15/25...........................................................        0.2976
7/15/25.....................................................................       12.7976
8/15/25 - 01/15/33..........................................................        0.2205
2/15/33.....................................................................       12.7205
3/15/33 - 5/15/33...........................................................        0.1449
6/15/33.....................................................................       12.6449
7/15/33 - 8/15/33...........................................................        0.0690
9/15/33.....................................................................       12.5346

QUARTERLY
                                                                                Total
                                                                              Principal
                                                                              & Interest
Dates                                                                         Payment
--------------------------------------------------------------------------------------------
7/15/97.....................................................................       $0.6358
8/15/97.....................................................................        0.5991
11/15/97 - 5/15/02..........................................................        1.7973
8/15/02 - 5/15/23...........................................................        1.8018
6/15/23 - 7/15/23...........................................................       12.5000
8/15/23.....................................................................        1.5705
10/15/23....................................................................       12.5000
11/15/23....................................................................        1.2636
2/15/24.....................................................................       13.6178
5/15/24 - 5/15/25...........................................................        0.8973
7/15/25.....................................................................       12.5000
8/15/25.....................................................................        0.8199
11/15/25 - 11/15/32.........................................................        0.6651
2/15/33.....................................................................       13.1651
5/15/33.....................................................................        0.4365
6/15/33.....................................................................       12.5000
8/15/33.....................................................................        0.2844
9/15/33.....................................................................       12.6020

SEMI-ANNUAL
                                                                                       Total
                                                                                   Principal
                                                                                  & Interest
Dates                                                                                Payment
--------------------------------------------------------------------------------------------
7/15/97.....................................................................       $0.6358
11/15/97....................................................................        2.4024
5/15/98 - 5/15/02...........................................................        3.6036
11/15/02 - 5/15/23..........................................................        3.6126
6/15/23 - 10/15/23..........................................................       12.5000
11/15/23....................................................................        2.8422
2/15/24.....................................................................       12.5000
5/15/24.....................................................................        2.0214
11/15/24 - 5/15/25..........................................................        1.8000
7/15/25.....................................................................       12.5000
11/15/25....................................................................        1.4886
5/15/26 - 11/15/32..........................................................        1.3338
2/15/33.....................................................................       12.5000
5/15/33.....................................................................        1.1052
6/15/33.....................................................................       12.5000
9/15/33.....................................................................       12.9822